Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying group balance sheets of Harmony Gold Mining Company Limited and its subsidiaries (the “Company”) as of 30 June 2023 and 30 June 2022, and the related group income statements, statements of comprehensive income, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended 30 June 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2023 and 30 June 2022, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property, plant and equipment

As described in notes 2.5, 6 and 15 to the consolidated financial statements, property, plant and equipment has a carrying value of R41 507 million at 30 June 2023. Management conducts an impairment test for non-financial assets whenever events or changes in circumstances indicate that the carrying amount for a cash generating unit (“CGU”) may exceed its recoverable amount. Indicators for impairment were identified for Kalgold, Kusasalethu and Target 1 and therefore an impairment assessment was performed for these CGUs. The recoverable amounts for these CGUs were determined on a fair value less cost of disposal basis utilising real discounted future cash flows (post-tax). Key assumptions for the calculations of the CGUs’ recoverable amounts are commodity prices, market discount rates, exchange rates and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the views of several institutions on future commodity prices and based on this, derives the future commodity prices. The life-of-mine plans are based on proved and probable reserves as included in the Reserve Declaration, which are determined by management in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience. No impairment charge was recorded for the year ended 30 June 2023.

The principal considerations for our determination that performing procedures relating to the impairment of property, plant and equipment is a critical audit matter are (i) the significant judgment applied by management in determining the recoverable amount for each CGU identified for impairment testing; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s future cash flows and significant assumptions, including commodity prices, market discount rates, exchange rates and the annual life-of-mine plans; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence obtained in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment indicator assessment and resulting impairment calculations where impairment indicators were identified. This included controls over management’s process for developing their estimate of the recoverable amount for each CGU being tested for impairment and controls over significant assumptions used in the calculation. These procedures also included, among others, testing management’s process for calculating the recoverable amount for each CGU, evaluating the appropriateness of the discounted cash flows models per CGU, testing the completeness, accuracy and relevance of the underlying data used in the discounted cash flows, and evaluating the significant assumptions used by management. These significant assumptions included commodity prices, market discount rates, exchange rates and annual life-of-mine plans. Evaluating management’s significant assumptions related to life-of-mine plans involved (i) evaluating the reasonableness of management’s commodity price, market discount rates and exchange rates against external market and third party data, (ii) evaluating the reasonableness of the cash flow forecasts used in the life-of-mine plans by comparing the cash flow forecasts to current and historical operational results, the mineral resources and reserves approved by the Company’s Competent Person as part of the Mineral Resources and Reserves declaration, and agreeing these to final approved long-term business plans, and (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts. Professionals with specialised skill and knowledge were used to assist in the evaluation of management’s impairment calculations and certain significant assumptions including commodity prices, market discount rates and exchange rates.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
31 October 2023

We have served as the Company’s auditor since 1950, which includes periods before the Company became subject to SEC reporting requirements.

Group income statement
For the year ended 30 June 2023

		SA Rand
Figures in million	Notes	2023	2022	2021
Revenue	5	49 275	42 645	41 733
Cost of sales	6	(39 535)	(41 927)	(35 489)
Production costs		(34 866)	(33 099)	(29 774)
Amortisation and depreciation		(3 454)	(3 683)	(3 875)
Impairment of assets		—	(4 433)	(1 124)
Other items		(1 215)	(712)	(716)

Gross profit		9 740	718	6 244
Corporate, administration and other expenditure	7	(1 044)	(984)	(1 068)
Exploration expenditure		(506)	(214)	(177)
Gains/(losses) on derivatives	19	(194)	53	1 022
Foreign exchange translation gain/(loss)	8	(634)	(327)	670
Other operating expenses	9	(268)	(1)	(241)
Operating profit/(loss)		7 094	(755)	6 450
Gain on bargain purchase	14	—	—	303
Acquisition-related costs	14	(214)	—	(124)
Share of profits from associate	21	57	63	83
Investment income	10	663	352	331
Finance costs	11	(994)	(718)	(661)
Profit/(loss) before taxation		6 606	(1 058)	6 382
Taxation	12	(1 723)	46	(1 258)
Net profit/(loss) for the year		4 883	(1 012)	5 124
Attributable to:
Non-controlling interest		63	40	37
Owners of the parent		4 820	(1 052)	5 087
Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	13	780	(172)	842
Diluted earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	13	777	(172)	825

The accompanying notes are an integral part of these consolidated financial statements.

Group statement of comprehensive income
For the year ended 30 June 2023

		SA Rand
Figures in million	Notes	2023	2022	2021
Net profit/(loss) for the year		4 883	(1 012)	5 124
Other comprehensive income for the year, net of income tax		(80)	202	3 251
Items that may be reclassified subsequently to profit or loss	25	(110)	171	3 233
Foreign exchange translation gain/(loss)		1 123	742	(1 234)
Remeasurement of gold hedging contracts		(1 233)	(571)	4 467
Items that will not be reclassified to profit or loss	25	30	31	18

Total comprehensive income for the year		4 803	(810)	8 375
Attributable to:
Non-controlling interest		63	40	58
Owners of the parent		4 740	(850)	8 317

The accompanying notes are an integral part of these consolidated financial statements.

Group balance sheet
As at 30 June 2023

		SA Rand
Figures in million	Notes	At 30 June 2023	At 30 June 2022
Assets
Non-current assets
Property, plant and equipment	15	41 507	32 872
Intangible assets	16	33	48
Restricted cash and investments	17	6 121	5 555
Investments in associates	21	111	125
Deferred tax assets	12	189	203
Other non-current assets	18	332	374
Derivative financial assets	19	269	137
Total non-current assets		48 562	39 314
Current assets
Inventories	23	3 265	2 818
Restricted cash and investments	17	41	27
Trade and other receivables	20	2 395	1 682
Derivative financial assets	19	110	519
Cash and cash equivalents	34	2 867	2 448
Total current assets		8 678	7 494
Total assets		57 240	46 808
Equity and liabilities
Share capital and reserves
Attributable to equity holders of the parent company		34 757	30 039
Share capital and premium	24	32 934	32 934
Other reserves	25	6 778	6 744
Accumulated loss		(4 955)	(9 639)
Non-controlling interest		123	78
Total equity		34 880	30 117
Non-current liabilities
Deferred tax liabilities	12	2 294	1 586
Provision for environmental rehabilitation	26	5 473	5 013
Other provisions	27	633	932
Borrowings	32	5 592	3 180
Contingent consideration liability	29	589	356
Other non-current liabilities	30	337	268
Derivative financial liabilities	19	470	3
Streaming contract liability	31	105	378
Total non-current liabilities		15 493	11 716
Current liabilities
Other provisions	27	180	139
Borrowings	32	103	25
Trade and other payables	33	5 238	4 494
Derivative financial liabilities	19	1 061	8
Streaming contract liability	31	285	309
Total current liabilities		6 867	4 975
Total equity and liabilities		57 240	46 808

The accompanying notes are an integral part of these consolidated financial statements.

Group statement of changes in shareholders’ equity
For the year ended 30 June 2023

	Number of ordinary shares issued	Share capital and premium	Accumulated loss	Other reserves	Non-controlling interest	Total
Notes	24	24		25

Figures in million (SA Rand)
Balance – 30 June 2020	603 142 706	32 937	(12 583)	3 017	4	23 375
Issue of shares
– Exercise of employee share options	12 909 491	—	—	—	—	—
Share issue costs	—	(3)	—	—	—	(3)
Share-based payments	—	—	—	156	—	156
Partial purchase of non-controlling interest	—	—	—	(4)	(1)	(5)
Net profit for the year	—	—	5 087	—	37	5 124
Other comprehensive income for the year	—	—	—	3 230	21	3 251
Dividends paid	—	—	(677)	—	(7)	(684)
Balance – 30 June 2021	616 052 197	32 934	(8 173)	6 399	54	31 214
Issue of shares
– Exercise of employee share options	473 505	—	—	—	—	—
Share-based payments	—	—	—	143	—	143
Net profit/(loss) for the year	—	—	(1 052)	—	40	(1 012)
Other comprehensive income for the year	—	—	—	202	—	202
Dividends paid	—	—	(414)	—	(16)	(430)
Balance – 30 June 2022	616 525 702	32 934	(9 639)	6 744	78	30 117
Issue of shares
– Exercise of employee share options	1 546 270	—	—	—	—	—
Share-based payments	—	—	—	114	—	114
Net profit for the year	—	—	4 820	—	63	4 883
Other comprehensive income for the year	—	—	—	(80)	—	(80)
Dividends paid	—	—	(136)	—	(18)	(154)
Balance – 30 June 2023	618 071 972	32 934	(4 955)	6 778	123	34 880

The accompanying notes are an integral part of these consolidated financial statements.

Group cash flow statement
For the year ended 30 June 2023

		SA Rand
Figures in million	Notes	2023	2022	2021
Cash flow from operating activities
Cash generated by operations	34	10 589	7 378	9 741
Dividends received		75	74	85
Interest received		165	87	171
Interest paid	11	(363)	(319)	(234)
Income and mining taxes paid		(518)	(296)	(584)
Cash generated by operating activities		9 948	6 924	9 179
Cash flow from investing activities
Increase in restricted cash and investments	17	(138)	(128)	(48)
Amounts refunded from restricted cash and investments	17	58	53	34
Acquisition of Eva Copper	14	(2 996)	—	—
Redemption of preference shares from associates		—	—	36
Acquisition of Mponeng operations and related assets	14	—	—	(3 363)
ARM BBEE Trust loan repayment	18	74	65	264
ARM BBEE Trust loan advanced		—	—	(264)
Capital distributions from investments		—	—	8
Proceeds from disposal of property, plant and equipment		46	24	11
Additions to property, plant and equipment	34	(7 640)	(6 214)	(5 142)
Cash utilised by investing activities		(10 596)	(6 200)	(8 464)
Cash flow from financing activities
Borrowings raised	32	3 619	3 057	—
Borrowings repaid	32	(2 071)	(3 601)	(3 491)
Partial repurchase of non-controlling interest		—	—	(5)
Dividend paid	13	(154)	(430)	(684)
Lease payments	28	(200)	(177)	(119)
Cash generated/(utilised) from financing activities		1 194	(1 151)	(4 299)
Foreign currency translation adjustments		(127)	56	46
Net increase/(decrease) in cash and cash equivalents		419	(371)	(3 538)
Cash and cash equivalents – beginning of year		2 448	2 819	6 357
Cash and cash equivalents – end of year		2 867	2 448	2 819

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the group financial statements
For the year ended 30 June 2023
1        General information
Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG). Uranium and silver are produced as by-products.

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorised for issue by the board of directors on 31 October 2023.

2        Accounting policies
Basis of preparation
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented, except for the changes as described under "Recent accounting developments" below and the toll treatment services disclosed as a separate revenue category. During the 2023 financial year additional toll treatment services contracts were entered into, which increased the amounts recognised significantly. As a result, the service fees have been included as a separate revenue stream for 2023, with the associated costs included in Cost of Sales. The amount for the 2022 year was not significant and therefore it has not been reclassified from other operating income/expenses where it was previously recognised, along with the associated costs. Refer to note 5, 6 and 9.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRIC) Interpretations (collectively IFRS).

The consolidated financial statements have been prepared on a going concern basis.

During the year ended 30 June 2023, the Tshepong Operations were reported on as two separate reportable segments, namely Tshepong North and Tshepong South, following the restructuring of the Tshepong Operations in the 2022 financial year. In accordance with the requirements of IFRS, the prior year comparative information has been re-presented in the segment report as well as in other notes where disclosure is required at a segment level.

The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

Recent accounting developments
New standards, amendments to standards and interpretations to existing standards adopted by the group
During the financial year, the following new standards, amendments to standards and interpretations to existing standards were adopted by the group. No other standards and amendments to standards that became effective during the 2023 year were relevant to the consolidated financial statements.

Financial reporting standards
IFRS 9 Financial Instruments (Amendment)
The amendment to IFRS 9 clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. This amendment is effective for annual periods beginning on or after 1 January 2022. After consideration of all areas impacted, Harmony concluded that the amendments did not have a material impact on the group.

IAS 16 Property, Plant and Equipment (Amendment)
The IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related costs in profit or loss. This amendment is effective for annual periods beginning on or after 1 January 2022. Management performed an assessment in the prior year and concluded that any major project where incidental gold is mined during the development phase will no longer have a credit to capital expenditure while it is an asset under construction. Cost associated with the extraction and treatment thereof have been included in production costs for all financial years presented. This is not expected to impact on the assessment of the production start date. At implementation date, there were no projects that required retrospective adjustment and therefore the amendment did not have a material impact on the group.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendment)
The IASB issued Onerous Contracts–Cost of Fulfilling a Contract, which specifies which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. This amendment is effective for annual periods beginning on or after 1 January 2022. After consideration of all areas impacted, Harmony concluded that the amendments did not have a material impact on the group.

Notes to the group financial statements continued
For the year ended 30 June 2023
2        Accounting policies continued
Recent accounting developments continued
New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted
At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective. Management has distinguished between financial reporting standards as issued by the IASB and non-financial reporting standards issued by other regulators such as the International Sustainability Standards Board (ISSB), which are topical for investors and other key stakeholders currently and may have an impact on financial information presented in the financial statements going forward.

Financial reporting standards
IAS 1 Presentation of Financial Statements (Amendment)
The IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendments are effective from annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 1 Presentation of Financial Statements (Amendment)
The IASB amended paragraphs 117 – 122 of IAS 1 to require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments are effective from annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 1 Non-current liabilities with covenants (Amendments to IAS 1)
The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments also responded to stakeholders’ concerns about the classification of such a liability as current or non-current. The amendments are effective for annual reporting periods beginning on or after 1 January 2024. The amendments are not expected to have a material impact on the group.

IAS 8 Accounting policies, Changes in Accounting Estimates and Errors (Amendment)
The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 12 Income taxes (Amendment)
The IASB issued Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendment to IAS 12) to narrow the scope of IAS 12 recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the group.

IAS 12 Income taxes (Amendment)
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12 Income Taxes. The amendments introduced a temporary exception to the requirements to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendment also introduced targeted disclosure requirements for affected entities. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Harmony is still assessing the impact of the amendment on the group. None of the jurisdictions that Harmony operates in have substantively enacted the legislation and therefore it has no impact at year end.

Measurement basis
The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities which are measured at fair value through profit or loss or other comprehensive income – refer to note 39.

Group accounting policies
Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between red lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements.

Notes to the group financial statements continued
For the year ended 30 June 2023
2    Accounting policies continued
Group accounting policies continued
2.1    Consolidation
The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 Consolidated Financial Statements. The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee. The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases. Intercompany transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movement in reserves is recognised in other reserves. When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.
Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

Notes to the group financial statements continued
For the year ended 30 June 2023
2    Accounting policies continued
Group accounting policies continued
2.1    Consolidation continued
(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

2.2    Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African Rand, which is the group’s presentation currency.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “PGK” or “Kina” to Papua New Guinean currency.

(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. This includes the gains and losses on the translation of the US$-denominated facilities.

(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates
•Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction)
•All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3    Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.

The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.

Notes to the group financial statements continued
For the year ended 30 June 2023
2    Accounting policies continued
Group accounting policies continued
2.3    Derivatives and hedging activities continued
(i) Cash flow hedge continued
Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the Rand and US$ gold forward sales contracts is recognised in profit or loss within revenue.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

2.4    Exploration expenditure
The group expenses all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met. At this point the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected. A “feasibility study” consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2.5    Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating unit or CGU). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Notes to the group financial statements continued
For the year ended 30 June 2023
2    Accounting policies continued
Group accounting policies continued
2.5    Impairment of non-financial assets continued
Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 15 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Except for other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.

Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6        Operating profit
The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

3    Critical accounting estimates and judgements
The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Key accounting estimates and assumptions applied:
•Estimate of taxation – note 12
•Recognition of deferred tax asset – note 12 and 14
•Valuation of cash generating units acquired – note 14
•Fair value of identifiable net assets acquired – note 14
•Estimate of deferred tax rates on acquisition date – note 14
•Gold mineral reserves and resources – note 15
•Production start date – note 15
•Stripping activities – note 15
•Impairment of assets – note 15
•Depreciation of property plant and equipment – note 15
•Exploration and evaluation assets – note 15
•Impairment of goodwill – note 16
•Provision for stock obsolescence – note 23
•Estimate of exposure and liabilities with regard to rehabilitation costs – note 26
•Estimate of provision for silicosis settlement – note 27
•Leases – note 28
•Valuation of contingent consideration liability – note 29
•Streaming contract liability – note 31
•Assessment of contingencies – note 38
•Valuation of derivative financial instruments – note 39.

Other accounting estimates and assumptions applied:
•Valuation of interest in associate – note 21
•Estimate of employee benefit liabilities – note 27
•Fair value of share-based payments – note 36 .

Notes to the group financial statements continued
For the year ended 30 June 2023
4    Impact of changes in global operating and economic environment
Covid-19
Although the disruption caused by Coronavirus (Covid-19) has diminished significantly worldwide, Harmony still maintains a precautionary approach to infectious disease control. Harmony is actively monitoring and managing the supply of critical items to ensure that production is not affected, thereby ensuring the company remains in a position to manage Covid-19 as part of normal day-to-day activities.

In South Africa, the national lockdown that began on 27 March 2020 to curb the spread of the Coronavirus came to an end during April 2022. This led to the discontinuance of all Covid-19 regulations which had been put in place. In Papua New Guinea, where the Hidden Valley operation is located, significant decreases in positive cases have been experienced for the first part of the 2022 calendar year. In 2021, the group had been able to carry out its operations in Papua New Guinea during the state of emergency which had been imposed by the government.

Cost and inflationary pressures
During the 2023 financial year, Harmony continued to experience heightened input costs driven by inflationary pressures. The effect has been especially pronounced on certain key items such as oil (directly affecting diesel supply and cost), electricity and certain chemical reagents used by treatment plants. Refer to note 6. The announcement by the energy regulator in South Africa, NERSA, of a 18.65% tariff hike in electricity is incorporated into the 2023/2024 budgeting and forecasting process. This brings further impetus to Harmony's renewable energy programme.

The cost inflation seen in 2023 started during the second half of the 2022 financial year, driven by inflationary pressures related to global supply chain constraints due to the Covid-19 pandemic, which was then further exacerbated by Russia’s invasion of Ukraine. These cost pressures had an impact on, among others, the FY23 budget and life-of-mine planning process, determination of deferred tax rates for the group’s mining entities and impairment assessments performed for the group’s cash generating units. Refer to notes 12 and 15 respectively for further disclosure.

Interest rates
Over the past year, central banks globally have been increasing interest rates as a measure of combating rising inflation. In the current financial year, the US Federal Reserve raised interest rates by 350 basis points (2022: 150 basis points) (2021: no increase/decrease), while the South African Reserve Bank (SARB) similarly raised the repurchase interest rate by 350 basis points (2022: 125 basis points) (2021: 25 basis points decrease). This contributed to increased finance costs and investment income for the 2023 financial year (refer to notes 10 and 11). The increase in interest rates also contributed to higher bond yields in the market, which affected the risk-free rates used for discounting of the provision for environmental rehabilitation (refer to note 26) and the provision for silicosis settlement (refer to note 27).

Commodity prices and exchange rates
Gold traded within a range of US$1 622/oz and US$2 051/oz (2022: US$1 726/oz and US$2 052/oz) (2021: US$1 681/oz and US$2 063/oz) during the current financial year, reaffirming its safe haven status with investors during times of global uncertainty and market volatility. These uncertainties have also resulted in increased volatility in the R/US$ and R/A$ exchange rates. The currencies traded in ranges of R16.17/US$1 to R19.81/US$1 (2022: R14.15/US$1 to R16.30/US$1) (2021: R13.43/US$1 to R17.68/US$1) and R11.19/A$1 to R12.94/A$1 (2022: R10.43/A$1 to R11.63/A$1) (2021: R10.41/A$1 to R12.66/A$1) during the current financial year. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation gain of R1.1 billion for the 2023 year (2022: R742 million) (2021: R1.2 billion loss).

As part of the underlying assumptions used in valuing certain line items, management used a consensus of market analysts’ forecasts in determining short-, medium- and long-term commodity prices and exchange rates. These economic assumptions are used in certain fair value calculations. Based on the consensus forecasts used, a marked increase was seen in US$ gold price and R/US$ exchange rate assumptions applied. Refer to note 15 for disclosed assumptions.

ESG and climate change-related financial disclosures
Due to the increased focus on sustainability, Environmental, Social and Governance (ESG) matters and climate change, various regulators have released guidance or proposed regulations for required disclosures.

During March 2022, the Securities and Exchange Commission (SEC) issued proposed rules that are intended to provide more consistent, comparable and reliable information so that investors can better evaluate the impact of climate-related matters on entities. The comment period on the proposed rules have closed and the SEC is evaluating comment letters received. The SEC’s proposed rules are expected to affect the information reported as “other information” by entities and may include specific requirements on assurance of certain ESG key performance indicators. However, the SEC’s proposal included certain disclosures in the financial statements. It is unknown at this stage if these will be retained in the final regulation.

Management will continue to monitor announcements made that will affect the reporting by the group.

Notes to the group financial statements continued
For the year ended 30 June 2023
5    Revenue

Accounting policy
(a) Commodities
Revenue from metal sales include the sale of gold, silver and uranium. Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. Transfer of control is generally determined to be when the risk and title to the metals passes to the customer. Revenue is measured based on the consideration specified in the contract with the customer and is driven by the quoted market prices of the metals.

(b) Toll treatment
The group has entered into agreements with various third parties to treat gold-bearing material at certain of the group's metallurgical plants in South Africa. The determination of the consideration receivable is set out in each individual contract, based on the third parties' specific circumstances. Revenue from toll treatment services is recognised as the group satisfies its single performance obligation under its contract with the third parties, which is the recovery of the gold through the treatment process and the facilitation of the ultimate sale of recovered gold. This is satisfied over time. The gold-bearing material, and thereafter recovered gold, remains at all times under control of the third parties until the ultimate sale of the recovered gold. Harmony therefore acts as agent in treating the gold-bearing material. Settlement is done in the month following the sale of gold (see below).

Subsequent to treatment, the group delivers the recovered gold on behalf of the third parties to Rand Refinery for further refining, whereafter it is sold. The group acts as an agent in the sales process, receiving payment on behalf of the third parties before transferring the amounts owed to them.

(c) Hedging
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	SA Rand
Figures in million	2023	2022	2021
Commodities
Gold (a)	47 366	40 774	42 597
Silver (b)	1 021	663	857
Uranium (c)	304	240	178
	48 691	41 677	43 632
Toll treatment services (d)	430	—	—
Revenue from contracts with customers	49 121	41 677	43 632
Consideration from streaming contract (e)	338	471	397
Hedging gain/(loss) (f)	(184)	497	(2 296)
Total revenue[1]	49 275	42 645	41 733
1    A geographical analysis of revenue is provided in the segment report. Refer to note 41 for further information.

Below are the average commodity prices received for the financial years:

	2023	2022	2021
Gold[1]
– US$ per ounce (US$/oz)	1 808	1 829	1 719
– Rand per kilogram (R/kg)	1 032 646	894 218	851 045
Silver
– US$ per ounce (US$/oz)	21.89	23.09	25.45
– Rand per kilogram (R/kg)	12 505	11 293	12 602
Uranium
– US$ per pound (US$/lb)	50.05	45.14	29.76
– Rand per kilogram (R/kg)	1 960	1 514	1 010
1    The gold price includes the realised effective portion of the hedge-accounted gold derivatives.

Notes to the group financial statements continued
For the year ended 30 June 2023
5    Revenue continued
Revenue from contracts with customers
The points of transfer of control are as follows:

Gold: South Africa (excluding streaming contract)	Gold is delivered and a certificate of sale is issued.
Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
Uranium	Confirmation of transfer is issued.
Toll treatment services	As the gold-bearing material is treated and processed over time.
Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

(a)    The increase in gold revenue during the 2023 financial year is mainly due to the weakening of the Rand/US$ exchange rate from an average of R15.21/US$ to R17.76/US$. This resulted in an increase in the average gold spot price received by 17%, from R883 453/kg in the 2022 year to R1 036 682/kg in 2023. The increase in revenue was partially offset by the closure of Bambanani in June 2022, which contributed revenue of R1 286 million in 2022.

The decrease in gold revenue during the 2022 financial year is mainly due to the decrease in gold production by 3% to 46 236kg in 2022 from 47 755kg in 2021. The decrease is a result of mining constraints at Doornkop, Moab Khotsong, Tshepong North and Tshepong South resulting in lower grades recovered, the seismic issues experienced at Bambanani as well as the geotechnical instability affecting Stage 6 and a conveyor belt failure at Hidden Valley. In addition, the average gold spot price received decreased by 2% from R899 563/kg in the 2021 year to R883 453/kg in 2022. The decrease was partially offset by an increase in production at Mponeng and Mine Waste Solutions as they contributed for the full year compared to nine months in 2021.

(b)    Silver is derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2023 financial year is due to an increase in production by 38% to 82 093kg from 59 489kg in 2022. This was due to a general improvement in the operating environment at Hidden Valley. The average silver price increased by 11% to R12 505/kg in 2023.

Silver produced decreased by 12% to 59 489kg in 2022 from 67 295kg in 2021 as a result of operational challenges experienced at Hidden Valley. The average silver price decreased by 10% to R11 293/kg in 2022.

(c)    Uranium is derived from the Moab Khotsong operation. Uranium produced increased by 42% to 237 438kg from 167 696kg in 2022 and the average uranium price increased by 30% to R1 960/kg in 2023.

Uranium produced increased by 11% to 167 696kg in 2022 from 150 778kg in 2021 and the average uranium price increased by 50% to R1 514/kg in 2022.

(d)    The fees for services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab operations have been included separately as of 2023. Refer to note 2 for details.

(e)    The streaming arrangement results in the non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 31 for further information.

(f)    The realised effective portion of the hedge-accounted gold derivatives was impacted by the average gold market spot price during the 2023 financial year of R1 045 527/kg (2022: R896 712/kg) compared to the average forward price of matured contracts of R1 028 764/kg (2022: R940 536/kg). Refer to note 19 for further information.

Notes to the group financial statements continued
For the year ended 30 June 2023
6    Cost of sales

	SA Rand
Figures in million	2023	2022	2021
Production costs (a)	34 866	33 099	29 774
Amortisation and depreciation of mining assets (b)	3 355	3 622	3 777
Amortisation and depreciation of assets other than mining assets	99	61	98
Rehabilitation expenditure (c)	32	136	135
Care and maintenance costs of restructured shafts (d)	227	273	144
Employment termination and restructuring costs (e)	597	218	332
Share-based payments (f)	51	143	114
Impairment of assets (g)	—	4 433	1 124
Toll treatment costs (h)	323	—	—
Other	(15)	(58)	(9)
Total cost of sales	39 535	41 927	35 489

(a)    Production costs include mine production, transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.

Production costs increased by R1 767 million (5% year on year) during 2023. These costs increased mainly due to inflationary pressures on costs including labour, electricity and consumables costs. The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied. The increase in production costs was offset by the closure of Bambanani at the end of June 2022 as well as an increase of R408 million in the capitalised stripping credit at Hidden Valley.

Production costs increased by R3 325 million (11% year on year) during the 2022 year. These costs increased mainly due to the inclusion of the Mponeng operations and related assets for a full financial year, and inflationary pressures on costs including labour, electricity and consumables. This was partially offset by a reduction in the royalty expense due to lower profits which impacted the rates at which the royalties are calculated.

Production costs, analysed by nature, consist of the following:

	SA Rand
Figures in million	2023	2022	2021
Labour costs, including contractors	19 760	19 350	17 585
Consumables	9 982	8 581	7 218
Water and electricity	6 342	6 009	5 138
Insurance[1]	551	230	208
Transportation[1]	281	185	177
Change in inventory	(11)	21	69
Capitalisation of mine development costs	(2 349)	(2 576)	(2 117)
Stripping activities	(1 514)	(1 096)	(1 047)
Royalty expense	652	360	637
Other	1 172	2 035	1 906
Total production costs	34 866	33 099	29 774
1 Line item has been disaggregated from the Other line item and shown as a separate line item for the current year, based on the materiality thereof. The 2022 and 2021 amounts were amended accordingly.

(b)    The decrease for the 2023 year is predominantly due to impairment of assets recognised in the 2022 year which reduced the carrying value of mining assets of certain operations (refer to (g) below), resulting in lower depreciation for the 2023 year. Additionally, the closure of Bambanani in June 2022 resulted in no depreciation in 2023 compared to R84 million in 2022.

The decrease for the 2022 year is predominantly as a result of the operational challenges experienced at the Hidden Valley operation, which resulted in lower production and therefore a decrease in depreciation year on year of R651 million. This was partially offset by increased depreciation at the other operations. Notably, Mine Waste Solutions had a year-on-year increase of R227 million, primarily due to new assets being brought into use. Mponeng also recorded an increase, due to the consolidation for the full year for 2022 compared to nine months for 2021, amounting to R54 million. With the closure of Bambanani earlier than initially planned, additional depreciation of R56 million was recorded due to the shortened life of the operation.

Notes to the group financial statements continued
For the year ended 30 June 2023
6    Cost of sales continued
(c)    For the assumptions used to calculate the rehabilitation costs, refer to note 26. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2023, R90 million (2022: R65 million) (2021: R15 million) was spent on rehabilitation in South Africa. Refer to note 26.

(d)    The increase in the 2022 year is mainly due to the Vaal River surface operations and Kopanang gold plant being placed on care and maintenance at the end of the 2021 year, which contributed R117 million to the costs for 2022.

(e)    Employment termination and restructuring cost increased in 2023 as a result of the changes in the number of employees taking up voluntary severance packages. The increase is attributable to the voluntary severance packages that were taken up following the closure of Bambanani and disaggregation of the Tshepong Operations into Tshepong North and Tshepong South. The bulk of the employees from these operations have been accommodated at other operations within the group.

During 2021, a new programme for voluntary and medical severance packages was offered to employees, partially related to the closure of Unisel. The decrease in 2022 is due to a lower number of employees taking up voluntary severance packages year on year.

(f)    Refer to note 36 for details on the share-based payment schemes implemented by the group.

(g)    Management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses in terms of IAS 36 Impairment of Assets. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the current financial year.

The Target 1, Kalgold and Kusasalethu CGUs experienced operational issues during the year ended 30 June 2023. These operational issues were considered to be indicators of potential impairment and therefore an impairment assessment was performed for these CGUs. Based on the impairment tests performed, no impairments were recorded for the 2023 financial year.

As a result of the group net asset value exceeding Harmony's market capitalisation as at 30 June 2022 and 2021, impairment assessments were performed for all CGUs.

The recoverable amounts for the CGUs tested were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2023. There also was no reversal of impairment for the 2022 or 2021 financial years.

Refer to note 15 for further information.

The impairment of assets consists of the following:

	SA Rand
Figures in million	2023	2022 Re-presented	2021 Re-presented
Tshepong North	—	2 296	651
Tshepong South	—	1 326	108
Moab Khotsong	—	522	—
Kusasalethu	—	145	—
Bambanani	—	144	187
Target 3	—	—	178
Total impairment of assets	—	4 433	1 124

The Tshepong Operations were disaggregated into two separate CGUs being the Tshepong North CGU and the Tshepong South (also known as the Phakisa section) CGU, for impairment testing at 30 June 2022. This was due to the decision taken during the FY23 budget process in June 2022, to reinvest in the two individual operations to maximise individual profitability following the change to Tshepong North's life-of-mine with the sub-75 decline project being halted. Based on the forward-looking nature of the impairment assessment, a separate impairment calculation was prepared for each of the CGUs. Tshepong North and Tshepong South are disclosed as separate reportable segments for the 2023 financial year, therefore the disclosures for 2022 and 2021 have been re-presented accordingly. Refer to note 2 and 41 for more information.

Notes to the group financial statements continued
For the year ended 30 June 2023
6    Cost of sales continued
(g)    Impairment of assets continued

The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2022 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-mine plan	Resource base	Total
Tshepong South
For Tshepong South, the individual life-of-mine plan included additional capital to address flexibility constraints at the operation. Costs also increased significantly as a result of inflationary pressures. These changes along with a higher post-tax discount rate of 11.67% (2021: 10.11% for Tshepong Operations), negatively affected the discounted cash flows used to determine the recoverable amount of the operation.	1 645	—	1 645
Tshepong North
The impairment of Tshepong North was as a result of increased cost of both production and capital expenditure and an increased post-tax discount rate of 11.67% (2021: 10.11% for Tshepong Operations). The recoverable amount was also affected by the reclassification of production for the sub-75 level from reserves in the life-of-mine plan to the resource base, which is subject to a higher discount rate of 13.75% (2021: 12.02%).	1 088	850	1 938
Moab Khotsong
The updated life-of-mine plan included an increase in working and capital costs as a result of inflationary pressures. The updated life-of-mine plan also includes additional capital expenditure which relates to the Zaaiplaats project after finalisation of its detailed design plan during the 2022 financial year. This impacted the discounted cash flows used to determine the recoverable amount of the operation. The recoverable amount was further impacted by an increased post-tax discount rate of 10.44% (2021: 9.35%).	3 748	—	3 748
Kusasalethu
A decrease in tonnes combined with a decrease in grade over the remainder of the life-of-mine of the operation lead to a decrease in gold production. The reduction is due to an updated plan to mitigate safety risks that exist at the operation.	806	—	806
Bambanani
The life-of-mine plan of the operation was revised in the period ended 31 December 2021, bringing the closure of the operation forward from June 2024 to June 2022. This was as a result of the increased seismicity and related risk increasing as pillars were mined out. At
31 December 2021, the post-tax recoverable amount was derived from expected cash flows as per the life-of-mine plans and amounted to
R36 million. The recoverable amount is now Rnil, as the operation was closed down during June 2022. The assumptions used in the December impairment assessment included a gold price of US$1 782/oz, an exchange rate of R15.36/US$1, a final gold price of R880 000/kg and a post-tax real discount rate of 12.59%. This resulted in a post-tax recoverable amount of R36 million at 31 December 2021.
	—	—	—

Notes to the group financial statements continued
For the year ended 30 June 2023
6    Cost of sales continued
(g)    Impairment of assets continued
The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2021 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-mine plan	Resource base	Total
Tshepong South
The updated life-of-mine plan included a reduction in planned gold resulting from lower grade. There was also a change in the mining profile in the revised life-of-mine plan, which impacted on the timing of cash flows, which were then later than in comparison to the prior-year plan. These changes affected the discounted cash flows used to determine the recoverable amount of the operation.	1 691	—	1 691
Tshepong North
The updated life-of-mine plan included a reduction in planned gold resulting from lower grade. There was also a change in the mining profile in the revised life-of-mine plan, which impacted on the timing of cash flows, which were then later than in comparison to the prior-year plan. These changes affected the discounted cash flows used to determine the recoverable amount of the operation.	3 156	936	4 092
Bambanani
The impairment of goodwill on Bambanani was mainly as a result of a reduction in grade over the remainder of the operation's life. The reduction in grade is due to unexpected changes in the orebody and a lower mine call factor.	341	—	341
Target 3
Previous plans to explore the sale of the operation have been abandoned and further development is not a viable option at this stage. Therefore management has determined a recoverable amount of Rnil.	—	—	—

(h)    Relates to costs associated with services rendered for the treatment of third-party gold-bearing material. Refer to note 5 for further detail.

7    Corporate, administration and other expenditure

	SA Rand
Figures in million	2023	2022	2021
Professional and legal fees	87	61	52
Compliance and assurance costs	63	62	51
Corporate business development (a)	20	39	221
Corporate office expenditure	847	797	707
Other corporate and administration expenses	27	25	37
Total corporate, administration and other expenditure	1 044	984	1 068

(a)    The corporate business development in 2021 is largely attributable to integration costs incurred in relation to the acquisition of Mponeng operations and related assets. These expenses were not incurred in the 2022 and 2023 financial years.

Notes to the group financial statements continued
For the year ended 30 June 2023
8    Foreign exchange translation gain/(loss)

	SA Rand
Figures in million	2023	2022	2021
Borrowings (a)	(820)	(411)	894
Other items (b)	186	84	(224)
Total foreign exchange translation gain/(loss)	(634)	(327)	670

(a)The losses in 2023 and 2022 were predominantly caused by unfavourable translations on US dollar loan balances. The unfavourable translations on US dollar loans are attributable to the Rand weakening against the US dollar, evidenced by a closing exchange rate of R18.83/US$1 (2022: R16.27/US$1) (2021:14.27 /US$1). Also contributing to the loss for 2023 was the draw down of US$170 million (R2 919 million) during the year for the acquisition of the Eva Copper Project and other assets. Refer to note 32 and 14 respectively for details.

(b)This relates mainly to the translation of metal trade receivables and cash denominated in a foreign currency to the functional currencies of the operating entities.

9    Other operating expenses

	SA Rand
Figures in million	2023	2022	2021
Social investment expenditure	208	145	126
Loss on scrapping of property, plant and equipment (a)	182	7	161
Silicosis settlement provision (b)	(183)	23	80
Loss allowance	4	22	47
Remeasurement of contingent consideration (c)	64	(61)	(127)
Income from third-party toll treatment fee (d)	—	(25)	—
Other (income)/expense – net (e)	(7)	(110)	(46)
Total other operating expenses	268	1	241

(a)    These losses arise from the derecognition of property, plant and equipment that is no longer in use. No future economic benefits are expected from the use or disposal of these assets. Refer to note 15 for further detail on the accounting policy as well as the amounts per asset category.

(b)    Refer to note 27 for details on the movement in the silicosis settlement provision.

(c)    Refer to note 29 for details on the remeasurement of the contingent consideration.

(d)    The amount relates to fees received from a third party for the treatment of ore at the Doornkop plant. Refer to note 2 for detail on the change in presentation during 2023.

(e)    The 2022 year mainly comprises of insurance claim proceeds of R83 million and profit on the sale of property, plant and equipment of R24 million. There were no such transactions in the 2023 year.

Notes to the group financial statements continued
For the year ended 30 June 2023
10    Investment income

Accounting policy
Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.

Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

	SA Rand
Figures in million	2023	2022	2021
Interest income from financial assets at amortised cost[1]	425	276	265
Dividend income	19	24	23
Net gain on financial instruments[2]	219	52	43
Total investment income	663	352	331
1    Interest income on restricted cash and investments and bank balances increased mainly due to higher interest rates during 2023.
2        Primarily relates to the environmental trust funds (refer to note 17) and the ARM BBEE Trust loan (refer to note 18). In 2023, fair value gains on the equity-linked deposits that form part of restricted investments increased by R167 million mainly due to the improved performance of the JSE Top 40 index to which they are linked.

11    Finance costs

Accounting policy
Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed. The foreign exchange translation loss is included in the borrowing cost calculation to the extent that it is considered to be a part of interest. In a year where a foreign exchange gain is recognised on the borrowings’ translation, the potential impact thereof on the rate as well as the borrowing costs is disregarded. Borrowing costs capitalised is presented as part of interest paid under operating activities in the cash flow statement.

	SA Rand
Figures in million	2023	2022	2021
Financial liabilities
Borrowings (a)	467	238	228
Other creditors and liabilities	29	22	14
Total finance costs from financial liabilities	496	260	242
Non-financial liabilities
Time value of money for other provisions	97	79	74
Streaming arrangements	41	67	71
Time value of money and inflation component of rehabilitation costs	483	377	296
Total finance costs from non-financial liabilities	621	523	441
Total finance costs before interest capitalised	1 117	783	683
Interest capitalised (b)	(123)	(65)	(22)
Total finance costs	994	718	661

(a)The increase in finance costs on borrowings in 2023 is as a result of the US$ drawdowns made and higher interest rates during the 2023 financial year. Refer to note 32 for further detail.

This amount includes accrued interest and amortisation of commitment fees, which are treated as non-cash adjustments for the determination of interest paid in the cash flow statement.

(b)The capitalisation rate used to determine capitalised borrowing costs is:

	Percent (%)
	2023	2022	2021
Capitalisation rate	9.2	6.8	3.8
The capitalisation rate for 2023 and 2022 includes the impact of the foreign exchange loss for the year where the Rand equivalent rate is used.

Notes to the group financial statements continued
For the year ended 30 June 2023
12    Taxation

Accounting policy
Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity, in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Critical accounting estimates and judgements
The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 15, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

Management has to exercise judgement with regard to deferred tax assets. The recoverability of deferred tax assets is assessed with reference to the current estimate of future profitability of the relevant legal entity’s operations. Where it is not probable that future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

Notes to the group financial statements continued
For the year ended 30 June 2023
12    Taxation continued
The taxation (expense)/credit for the year is as follows:

	SA Rand
Figures in million	2023	2022	2021
SA taxation
Mining tax (a)	(631)	(182)	(464)
– current year	(633)	(194)	(467)
– prior year	2	12	3
Non-mining tax (b)	(12)	(125)	(80)
– current year	(6)	(121)	(81)
– prior year	(6)	(4)	1
Deferred tax (c)	(1 080)	353	(714)
– current year	(1 080)	353	(714)

Total taxation (expense)/credit	(1 723)	46	(1 258)

(a)    Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation, while the remainder is taxable at a higher rate (up to a maximum of 33%) than non-mining income (27%) as a result of applying the gold mining formula. Mining and non-mining income of Australian and PNG entities are taxed at a standard rate of 30%.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining taxable income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

The increased mining tax expense for the 2023 financial year is mainly attributable to taxes recognised by Golden Core Trade and Invest (Pty) Ltd (Golden Core) of R272 million (2022: Rnil) and Harmony Moab Khotsong Operations (Pty) Ltd (Moab) of R260 million (2022: R130 million). The higher gold prices and production led to increased taxable income for the two entities. The expense in Golden Core was offset by the utilisation of its remaining unredeemed capital expenditure balance of R845 million. The movement in foreign exchange translation from gains in the 2021 year to losses in 2022 and a decline in mining taxable income resulted in the decrease in the current tax expense during the 2022 year.

Due to the changes announced in the 2022 budget speech, the mining tax rate changed from 34% in 2022 and 2021 to 33% for the current year. Further, the annual limitation of assessed loss utilisation to 80% of taxable income came into effect.

(b)    Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 27% for the 2023 financial year.The expense for the 2022 and 2021 financial years relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the commodity forward sale contracts. The decreased non-mining taxes for the 2023 financial year can be attributed to the significantly lower derivative gains from both commodity and foreign currency contracts compared to the 2022 financial year. Refer to note 19 for details on the group's derivative gains and losses recorded.

Due to the changes announced in the 2022 budget speech, the corporate tax rate applied to non-mining taxable income has been amended to 27% (2022: 28%) (2021: 28%) for the current year. Further, the annual limitation of assessed loss utilisation to 80% of taxable income came into effect.

(c)    The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. The higher gold price assumptions used resulted in an increase in the estimated profitability and consequently higher rates than in the prior year for most subsidiaries. Refer to note 15 for assumptions used.

Notes to the group financial statements continued
For the year ended 30 June 2023
12    Taxation continued
(c)    Deferred tax continued

Changes to the deferred income tax rates were significant for the following entities:

	Percent (%)
	2023	2022	2021
Harmony	26.4	25.1	27.4
Freegold (Harmony) (Proprietary) Limited	11.4	7.0	12.1
Randfontein Estates Limited (Randfontein)	10.5	8.7	5.1
Kalahari Goldridge Mining Company Limited (Kalgold)	17.1	18.7	19.7
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	16.7	14.7	17.6
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	17.7	12.8	11.3

These changes, together with changes in the temporary differences, had the following impacts:
•The change in rates, with the majority increasing year on year at the individual company level (other than hedge accounted derivatives), resulted in a increase in the deferred tax expense and liability to the amount of R588 million (2022: R386 million decrease) (2021: R55 million increase)
•Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of R377 million in the deferred tax expense (2022: R101 million decrease) (2021: R52 million decrease)
•Unwinding of temporary differences related to unredeemed capital expenditure balances resulted in an increase of R169 million in the deferred tax expense (2022: R86 million) (2021: R301 million).

Income and mining tax rates
Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 33% (2022 and 2021: 34%) were:

	SA Rand
Figures in million	2023	2022	2021
Tax (expense)/credit on net profit/loss at the mining statutory tax rate	(2 180)	360	(2 170)
Non-allowable deductions and non-taxable items	(314)	(328)	(153)
Equity-settled share-based payments	(32)	(49)	(49)
Gain on bargain purchase	—	—	102
Acquisition- and integration-related costs	—	—	(75)
Impairment of goodwill	—	(114)	(64)
Exploration expenditure	(25)	(79)	(15)
Finance costs	(145)	(52)	(50)
Other	(112)	(34)	(2)
Movement in temporary differences related to property, plant and equipment[1]	(333)	(1 447)	378
Movements in temporary differences related to other assets and liabilities	80	(174)	(465)
Difference between effective mining tax rate and statutory mining rate on mining income	303	125	145
Difference between non-mining tax rate and statutory mining rate on non-mining income	1	26	17
Effect on temporary differences due to changes in effective tax rates[2]	(588)	386	(55)
Prior-year adjustment	—	10	(4)
Capital allowances[3]	1 059	973	860
Deferred tax asset not recognised[4]	249	115	189
Income and mining taxation (expense)/credit	(1 723)	46	(1 258)
Effective income and mining tax rate (%)	26	4	20
1    The change in 2023 is mainly as a result of an increase in the unredeemed capital expenditure balance of Avgold Limited (Avgold). This was partially offset by an increase in the net carrying value of property, plant and equipment of Moab and Chemwes (Pty) Ltd (Chemwes).
2    Refer to (c) above for detail of the deferred tax rate changes.
3    This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold which has a 0% effective tax rate.
4    This relates to tax losses and deductible temporary differences for which future taxable profits are uncertain and are not considered probable.

Notes to the group financial statements continued
For the year ended 30 June 2023
12    Taxation continued
Deferred tax
The analysis of deferred tax assets and liabilities is as follows:

	SA Rand
Figures in million	2023	2022
Deferred tax assets	(1 261)	(1 183)
Deferred tax asset to be recovered after more than 12 months	(983)	(1 091)
Deferred tax asset to be recovered within 12 months	(278)	(92)
Deferred tax liabilities	3 366	2 566
Deferred tax liability to be recovered after more than 12 months	2 971	2 192
Deferred tax liability to be recovered within 12 months	395	374

Net deferred tax liability	2 105	1 383

Deferred tax liabilities and assets on the balance sheet as of 30 June 2023 and 30 June 2022 relate to the following:

	SA Rand
Figures in million	2023	2022
Gross deferred tax liabilities	3 366	2 566
Amortisation and depreciation[1]	3 266	2 375
Derivative financial instruments	48	143
Other	52	48
Gross deferred tax assets	(1 261)	(1 183)
Unredeemed capital expenditure[2]	(3 761)	(3 863)
Provisions, including non-current provisions	(1 220)	(1 133)
Derivative financial instruments	(272)	—
Contingent consideration liability	(63)	(39)
Streaming contract liability	(43)	(86)
Other	(2)	(3)
Tax losses[3]	(1 925)	(1 524)
Deferred tax asset not recognised[4]	6 025	5 465

Net deferred tax liability	2 105	1 383
1    The increase in amortisation and depreciation year on year is as a result of the increase in the carrying amount of property plant and equipment, mainly relating to asset additions, refer to note 15.
2    Unredeemed capital expenditure mainly consists of Hidden Valley R3 512 million (2022: R3 521 million).
3    The majority of the amount relates to Hidden Valley's tax losses of R1 657 million (2022: R1 417 million).
4    The deferred tax asset not recognised relates to Harmony's PNG operations.

Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	1 383	1 906
Expense/(credit) per income statement	1 080	(353)
Tax directly charged to other comprehensive income[1]	(358)	(170)
Balance at end of year	2 105	1 383
Deferred tax assets per balance sheet	(189)	(203)
Deferred tax liabilities per balance sheet	2 294	1 586
1 Relates predominantly to hedge-accounted derivative financial instruments. Refer to note 19 and 25.

A deferred tax asset continues to be recognised for Harmony at 30 June 2023. The net deferred tax asset balance of Harmony company has increased to R189 million (2022: R179 million). At 30 June 2023, it is considered probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

Notes to the group financial statements continued
For the year ended 30 June 2023
12    Taxation continued
Deferred tax continued

	SA Rand
Figures in million	2023	2022
As at 30 June, the group had the following potential future tax deductions:
Unredeemed capital expenditure available for utilisation against future mining taxable income[1]	49 478	45 408
Tax losses carried forward utilisable against mining taxable income[2]	9 620	7 445
Capital gains tax (CGT) losses available to be utilised against future CGT gains[4]	570	583
As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	18 004	15 978
The unrecognised temporary differences are:
Unredeemed capital expenditure[3]	47 968	42 859
Tax losses[2]	8 848	6 471
CGT losses[4]	570	583
1     Includes Avgold R30 538 million (2022: R27 133 million), Randfontein R327 million (2022: R502 million), Mponeng R145 million (2022: R978 million), Chemwes R748 million (2022: R260 million) and Hidden Valley R17 430 million (2022: R15 725 million). These have an unlimited carry-forward period.
2    Relates mainly to Hidden Valley R6 053 million (2022: R4 718 million), Randfontein R543 million (2022: R708 million), and Avgold R2 772 million (2022: R1 761 million). These have an unlimited carry-forward period.
3    Relates to Avgold and Hidden Valley.
4    The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains.

Dividend tax (DT)
The withholding tax on dividends remained unchanged at 20%.

13    Earnings/(loss) per share
Basic earnings/(loss) per share
Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2023	2022	2021
Ordinary shares in issue (000)	618 072	616 526	616 052
Adjustment for weighted number of ordinary shares in issue (000)	(428)	(121)	(5 582)
Weighted number of ordinary shares in issue (000)	617 644	616 405	610 470
Adjustment for weighted number of treasury shares (000)[1,2]	(47)	(3 950)	(6 184)
Basic weighted average number of ordinary shares in issue (000)	617 597	612 455	604 286

	SA Rand
	2023	2022	2021
Total net profit/(loss) attributable to shareholders (million)	4 820	(1 052)	5 087
Total basic earnings/(loss) per share (cents)	780	(172)	842
1 These are the weighted number of treasury shares for the years presented. Refer to note 24 for the actual number of treasury shares that are in issue.
2 During 2022, the lock-in period expired for the Harmony ESOP Trust (Sisonke Scheme). Settlements and share distributions were made and the shares were no longer classified as treasury shares. For the 2022 year, the impact of the shares on the basic weighted average number of shares was 3 902 418 (2021: 6 137 053).

Notes to the group financial statements continued
For the year ended 30 June 2023
13    Earnings/(loss) per share continued
Diluted earnings/(loss) per share
For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2023	2022	2021
Weighted average number of ordinary shares in issue (000)	617 597	612 455	604 286
Potential ordinary shares (000)[1,2]	2 877	2 159	12 099
Weighted average number of ordinary shares for diluted earnings per share (000)[1]	620 474	614 614	616 385

	SA Rand
	2023	2022	2021
Total diluted earnings/(loss) per share (cents)	777	(172)	825
1 The inclusion of the share options as potential ordinary shares had a dilutive effect on earnings per share in 2023 and 2021, whereas it had the opposite effect in 2022 due to the net loss attributable to shareholders.
2 The issue price and the exercise of share options issued to the employees include the fair value of any services to be supplied to the entity in the future under the share option or other share-based payment arrangements.
13    Earnings/(loss) per share continued
Dividends

Accounting policy
Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African Rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

•The board did not declare an interim ordinary dividend for the year ended 30 June 2023 (2022: 40 SA cents and R247 million was paid on 11 April 2022) (2021: 110 SA cents and R677 million was paid on 19 April 2021).
•For the 2022 year, a final dividend of 22 SA cents (2021: 27 SA cents), was declared by the board, amounting to R136 million which was paid on 17 October 2022. For 2021, an amount of R167 million was paid on 18 October 2021.
•The board declared a final ordinary dividend of 75 SA cents for the year ended 30 June 2023 on 29 August 2023, which was paid on 16 October 2023.
•Harmony declares an annual preference share dividend to the Harmony Gold Community Trust (the Trust). The board declared a preference dividend of R9 million which was paid to the Trust on 15 August 2023 (2022 and 2021: R9 million on 11 August 2022 and 10 August 2021 respectively).
•During 2023, dividend payments of R18 million were made to the non-controlling interest holders in Tswelopele Beneficiation Operation (Proprietary) Limited (TBO) (2022: R16 million) (2021: R7 million).

	SA Rand
	2023	2022	2021
Dividends declared (millions)	136	414	677
Dividend per share (cents)	22	67	110

Notes to the group financial statements continued
For the year ended 30 June 2023
14    Acquisitions and business combinations
Acquisition of Eva Copper
On 6 October 2022, Harmony announced that it had entered into an agreement to acquire the entity which owns 100% of the Eva Copper Project and a package of regional exploration tenements from Copper Mountain Mining Corporation (collectively Eva Copper). The acquisition is in line with the group's strategic objective of transitioning into a low-cost gold and copper mining company. Diversifying into copper enables Harmony to participate in the global transition to a low-carbon economy.

The last condition precedent for the acquisition was fulfilled during December 2022, resulting in an acquisition date of 16 December 2022. Based on management's assessment, the transaction met the definition of a business combination as defined by IFRS 3 Business Combinations. This is based on the feasibility study, mine development plan and organised workforce acquired constituting substantive processes which significantly contributes to the ability to generate outputs. Management also opted to not apply the optional concentration test as per IFRS 3.

The Eva Copper Project was identified as a cash generating unit (CGU).

Consideration transferred
Consideration for the transaction amounted to a cash payment of R2 996 million (US$170 million), paid during December 2022, and contingent consideration subject to the following criteria:
•A maximum of US$30 million payable via a 10% sharing of net incremental revenue above US$3.80/Ib Cu (excess payment)
•A maximum US$30 million payable on a new copper resource discovered and declared within the acquired tenements, calculated using a resource multiple of US$0.03/Ib Cu (new resource payment).
These criteria are applicable for the entire life of the operation until the maximum payments are reached.

As at 16 December 2022, the contingent consideration was valued at R169 million by using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 12.9%. All other assumptions applied in the valuation are consistent with those used in the valuation of identified assets acquired and liabilities assumed (refer below). The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The remeasurement of the liability will be included in other operating expenses. Refer to note 29 for the measurement of the liability at 30 June 2023.

The amount disclosed in the cash flow statement for cash paid for the acquisition of Eva Copper is equal to the cash consideration paid of R2 996 million.

Acquisition and integration costs
The total of R214 million for acquisition-related costs for the financial year ended 30 June 2023 relates to various costs directly attributable to the acquisition process. These costs include professional services fees and Australian stamp duty costs paid.

Notes to the group financial statements continued
For the year ended 30 June 2023
14    Acquisitions and business combinations continued
Acquisition of Eva Copper continued
Identifiable assets acquired and liabilities assumed

Critical accounting estimates and judgements
The fair value of the identifiable net assets acquired was determined using the expected discounted cash flows based on the feasibility study of the Eva Copper Project. Key assumptions for the level 3 fair value measurement of Eva Copper are the copper price, marketable discount rates, exchange rates and the feasibility study previously performed for the Eva Copper Project. Mineral resources acquired which were not included in the discounted cash flows were valued using a copper resource multiple price of US$0.03/lbs. The post-tax real discount rate used was 10.7%, the long-term A$/US$ exchange rate used was A$1.40/US$1 and a real long-term copper price of US$3.50/lbs was used. The valuation was performed as at 16 December 2022.

The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 16 December 2022 was 30%. Following the finalisation of the effective tax values of assets acquired and liabilities assumed from the acquisition, a net deferred tax asset position of R224 million was determined. In line with IAS 12 Income Taxes, management assessed that at the acquisition date it is not yet probable that sufficient future taxable profits will be generated from Eva Copper against which the net deferred tax asset could be recognised. This was due to an update to the final feasibility study being outstanding at acquisition date. It was therefore opted to not recognise the net deferred tax asset position arising from the acquisition.

Fair value determination of acquired operations
For the period ended 31 December 2022 the fair value exercise, also known as the purchase price allocation, was prepared on a provisional basis in accordance with IFRS 3. During the measurement period, being 12 months permitted in terms of IFRS 3 for completion of the fair value exercise, Harmony concluded the process of determining the effective tax values for assets acquired and liabilities assumed from the business combination. This resulted in a change in the value of deferred tax and property, plant and equipment. Harmony also received new information relating to trade and other receivables that existed at acquisition date. No other key valuation assumptions were revised.

Management considers the revised purchase price allocation to be final and the accounting for the acquisition to be concluded as at 30 June 2023.

The final fair values for the identifiable assets acquired and liabilities assumed as at the acquisition date are as follows:

	2023
Figures in million	Provisional fair value	Measurement period adjustment	Final fair value
Non-current assets
Property, plant and equipment	3 785	(631)	3 154
Current assets
Restricted cash and investments	4	—	4
Trade and other receivables	12	(5)	7
Non-current liabilities
Deferred tax liabilities	(636)	636	—
Fair value of net identifiable assets acquired at 16 December 2022	3 165	—	3 165

Since the final fair value of net identifiable assets acquired is within a reasonable range of the fair value of the consideration transferred, no gain on bargain purchase or goodwill is recognised for the transaction.

Performance of acquired operation
Immaterial costs were incurred for Eva Copper relating to the year ended 30 June 2023 and therefore no proforma information has been disclosed.

Acquisition of AngloGold Ashanti’s remaining South African Operations
Effective 1 October 2020, the group acquired the Mponeng operations and related assets from AngloGold Ashanti on a going concern basis. The assets acquired and liabilities assumed constituted a business as defined by IFRS 3. The cash consideration paid to acquire the Mponeng operations and related assets amounted to R3.4 billion (US$200 million). The group also assumed the contingent consideration liability, which was initially valued at R544 million on 1 October 2020. A gain on bargain purchase of R303 million was recognised from the acquisition. The group incurred acquisition-related costs of R124 million in 2021 on advisory and legal fees. Furthermore, the group incurred R205 million on the integration of the operation in 2021. These costs are included in corporate, administration and other expenditure in the income statement.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment

	SA Rand
Figures in million	2023	2022
Mining assets	28 618	25 320
Mining assets under construction	5 051	3 132
Undeveloped properties	7 385	4 004
Other non-mining assets	453	416
Total property, plant and equipment	41 507	32 872

Mining assets

Accounting policy
Mining assets, including mine development costs and mine plant facilities, are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land, both owned and not owned by the group.

Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation
Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account.

In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s operations, as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets continued

Accounting policy continued
In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortised over the life-of-mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

Impairment
Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Scrapping of assets
Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.

Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

Stripping activities
The removal of overburden and other mine waste materials is often necessary during the initial development of an opencast mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production. The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared to expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – Gold Mineral Reserves and Resources
Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:
•Asset carrying values may be affected due to changes in estimated cash flows
•Scrapping of assets to be recorded in the income statement following the derecognition of assets as no future economic benefit expected
•Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method
•Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves
•Useful life and residual values may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Critical accounting estimates and judgements – production start date
Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•    The level of capital expenditure compared to the total project cost estimates
•    The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced)
•    The ability to sustain the ongoing production of gold.

Critical accounting estimates and judgements – stripping activities
The determination of the volume of waste extracted and the expected volume for the identified component of the orebody is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

Critical accounting estimates and judgements – impairment of assets
The recoverable amount of mining assets is generally determined utilising real discounted future cash flows (post tax). No material difference in recoverable amounts is expected should real future cash flows be discounted on a pre-tax basis. Management also considers such factors as the quality of the individual orebody, market risk, asset-specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, market discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.

The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
During the years under review, the group calculated the recoverable amounts (generally fair value less costs to sell) of CGUs for which indicators of impairment were identified (refer to note 6). These recoverable amounts are based on updated life-of-mine plans and the following relevant assumptions:

	2023	2022	2021
US$ gold price per ounce
– Year 1	1 932	1 861	1 805
– Year 2	1 844	1 744	1 673
– Year 3	1 725	1 664	1 582
– Long term (Year 4 onwards)	1 582	1 546	1 500
US$ silver price per ounce
– Year 1	n/a	23.85	25.72
– Year 2	n/a	22.42	23.22
– Year 3	n/a	21.46	21.70
– Long term (Year 4 onwards)	n/a	19.38	20.70
US$ copper price per pound	n/a	3.30	3.00
Exchange rate (R/US$)
– Year 1	18.28	15.55	14.54
– Year 2	17.44	15.34	14.36
– Year 3	17.13	15.26	14.44
– Long term (Year 4 onwards)	16.22	15.35	14.51
Exchange rate (PGK/US$)	n/a	3.50	3.50
Rand gold price (R/kg)
– Year 1	1 135 000	931 000	843 000
– Year 2	1 034 000	860 000	772 000
– Year 3	950 000	816 000	735 000
– Long term (Year 4 onwards)	825 000	763 000	700 000

The following are the attributable gold resource value assumptions:

	South Africa			Hidden Valley
US dollar per ounce	2023	2022	2021	2023	2022	2021
Underground resources
Measured	n/a	16.50	16.50	n/a	n/a	n/a
Indicated	n/a	9.00	9.00	n/a	n/a	n/a
Inferred	n/a	3.60	3.60	n/a	n/a	n/a
Surface resources
Measured	n/a	30.00	30.00	n/a	n/a	n/a
Indicated	n/a	17.50	17.50	n/a	9.00	9.00
Inferred	n/a	8.00	8.00	n/a	n/a	n/a

The recoverable amount of mining assets is determined utilising real discounted future cash flows. Certain CGUs’ recoverable amounts included resource multiple valuations in the case of undeveloped properties and certain resource bases. The underground resource value has been applied to Target North, Doornkop's Kimberly Reef and the Wafi-Golpu Project (refer to note 22). The surface resource values have been applied to the Mispah Tailings resource, Vaal River and West Wits surface sources. For the 2023 financial year, no resource multiple valuations were determined as the CGUs to which they are attributed to were not tested for impairment. Refer to note 6 for more information regarding CGUs tested for impairment.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore the impairment assessment, is the expected commodity prices. Management continues to differentiate between short-, medium- and long-term assumptions used in the models. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of reserves and resources in terms of SAMREC.

For 2022, the resource multiple values remained consistent with the prior year, as they were assessed to still be reasonable and appropriate for valuing the relevant undeveloped properties and resource bases. In 2021, the resource multiple values were updated based on the transaction between AGA and Harmony for the purchase of the Mponeng operations and related assets.

The discounted cash flow models for 2023 include the estimated production cost and carbon tax savings arising from the rollout of Harmony's renewable energy programme, as part of its greater decarbonisation strategy.

Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows as a result of the impact of the Covid-19 pandemic, management used various probability scenarios in determining the recoverable amounts for the CGUs at 30 June 2021. As discussed in note 4, the uncertainty that existed in prior years surrounding the potential impact of Covid-19 has dissipated and therefore management believes that it is no longer appropriate to apply Covid-adjusted probability scenarios in determining recoverable amounts for the CGUs at 30 June 2023 and 2022.

The most significant factors considered in the Covid-19 scenarios for 2021 were infection rates and the timing of the expected peaks in the areas that Harmony's operations are situated in along with the expected disruptions to production and mitigation strategies management had in place. The potential impact on production and therefore on the revenue cash flows were determined based on historical trends that have been extrapolated to account for varying disruption levels. The duration of potential disruptions to production applied, ranged from 12 months to 24 months.

The post-tax real discount rates used in determining the recoverable amounts of CGUs tested for impairment in 2023 ranged between 11.69% and 13.15% (2022: 10.20% and 13.10%) (2021: 9.40% and 12.00%). Refer to note 6 for more information regarding CGUs tested for impairment. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:
•Changes to proved and probable ore reserves
•Economical recovery of resources
•The grade of the ore reserves may vary significantly from time to time
•Review of strategy
•Unforeseen operational issues at the mines
•Differences between actual commodity prices and commodity price assumptions
•Changes in the discount rate and foreign exchange rates
•Changes in capital, operating mining, processing and reclamation costs
•Mines' ability to convert resources into reserves
•Potential production stoppages for indefinite periods
•The implementation of Harmony’s renewable energy programme
•Carbon tax.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets continued

Sensitivity analysis – impairment of assets
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. Management determined a reasonably possible long-term change of 11.8% in gold prices based on the standard deviation of both Harmony's long-term gold price assumption over the past five financial years and market analysts' forecasted long-term gold price assumptions. A 11.8% increase/decrease in the gold price and resource values used (with all other variables held constant and not taking any actions, such as stopping capital projects, into account) would have resulted in the following post-tax impairment being recorded (including the impairments recorded in the current period) as at 30 June 2023:

	SA Rand
Figures in million	2023	2022
11.8% decrease (2022: 10% decrease)
Tshepong North	n/a	4 074
Moab Khotsong[1]	n/a	3 869
Tshepong South	n/a	2 339
Doornkop	n/a	1 690
Mponeng	n/a	1 443
Target 1	1 719	1 121
Joel	n/a	762
Kusasalethu	—	689
Mine Waste Solutions	n/a	493
Kalgold	475	304
Other assets	n/a	208
Hidden Valley	n/a	96
Central Plant Reclamation	n/a	32
11.8% increase (2022: 10% increase)
Tshepong South	n/a	224
1    The carrying amount of this CGU include goodwill and any impairment losses is allocated first to goodwill and then to the identifiable assets.

At all other operations, the relevant increase in the gold price would have resulted in no impairments being recorded.

As a result of the significant increase in discount rates experienced during the 2022 financial year, management opted to assess the sensitivity of a reasonably possible change in discount rates on impairments of assets for all CGUs as at 30 June 2022. Management assessed an increase/decrease of 50 basis points to be a reasonably possible change, based on the standard deviation of the group's base weighted average cost of capital rate over the past five financial years. This change was factored into the individual CGUs' discount rates and did not result in a material impact on the impairment that would have been recognised for any CGUs. This was not a consideration for the 2021 or 2023 years.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets continued
The movement in the mining assets is as follows:

	SA Rand
Figures in million	2023	2022
Cost
Balance at beginning of year	70 587	64 979
Fully depreciated assets no longer in use derecognised (a)	(1 419)	(110)
Additions (b)	5 930	5 307
Scrapping of assets (c)	(772)	(1 752)
Adjustment to rehabilitation asset (d)	(111)	(248)
Transfers and other movements (e)	596	511
Translation	1 963	1 900
Balance at end of year	76 774	70 587
Accumulated depreciation and impairments
Balance at beginning of year	45 267	38 493
Fully depreciated assets no longer in use derecognised (a)	(1 419)	(110)
Impairment of assets (f)	—	3 429
Scrapping of assets (c)	(590)	(1 745)
Depreciation	3 368	3 627
Translation	1 530	1 573
Balance at end of year	48 156	45 267
Net carrying value	28 618	25 320

(a)Primarily relates to fully depreciated assets derecognised at the Hidden Valley, Tshepong North, Moab Khotsong and Doornkop operations.
(b)Included in additions for 2023 is an amount of R188 million (2022: R137 million) for capitalised depreciation associated with stripping activities at the Hidden Valley operations.

(c)Refer to note 9 for the total loss on scrapping recognised. Primarily relates to the Tshepong North and Kusasalethu operations.

(d)Refer to note 26 for details on the adjustment to the rehabilitation asset.

(e)Transfer of assets mainly relates to assets under construction transferred to mining assets. During the 2023 year an amount of R539 million (2022: R513 million) was transferred to mining assets at Hidden Valley. This related to ongoing mining development costs.
(f)Refer to note 6 for details on the impairments recognised.

Stripping activities
Included in the balance for mining assets is an amount of R184 million (2022: R174 million) relating to Kalgold and R1 330 million (2022: R922 million) relating to Hidden Valley. Depreciation of R41 million (2022: R26 million) and R514 million (2022: R482 million) was recorded for Kalgold and Hidden Valley respectively.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Mining assets under construction

Accounting policy
At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody.

At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.

Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

The movement in the mining assets under construction is as follows:

	SA Rand
Figures in million	2023	2022
Cost
Balance at beginning of year	3 802	2 732
Additions[1]	2 053	1 278
Depreciation capitalised	—	4
Finance costs capitalised[3]	123	65
Transfers and other movements	(539)	(513)
Translation	282	236
Balance at end of year	5 721	3 802
Accumulated impairments
Balance at beginning of year	670	—
Impairment[2]	—	670
Balance at end of year	670	670
Net carrying value	5 051	3 132
1    Mainly relates to Great Noligwa Shaft Pillar project of R80 million (2022: R192 million), Zaaiplaats project of R537 million (2022: R184 million), Doornkop 207/212 Level project of R304 million (2022: R159 million) and Kareerand TSF Expansion project R462 million (2022: R24 million). In 2022, Tshepong North’s Sub 75 Decline project incurred R170 million before it was ceased in June 2022.
2    Relates to Tshepong North.
3    Refer to note 11 for further detail on the capitalisation rate applied.

Wafi-Golpu development
Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project (refer to note 22). All ongoing expenses since were for holding purposes and did not result in future economic benefits. These have been included in exploration expenditure in the income statement and amounted to R48 million (2022: R58 million) for the year.

Undeveloped properties

Accounting policy
Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested for impairment or reversal of previously recognised impairment when an indicator is identified. Once development commences, these properties are transferred to mining assets and accounted for in accordance with the related accounting policy.

Notes to the group financial statements continued
For the year ended 30 June 2023
15    Property, plant and equipment continued
Undeveloped properties continued

Critical accounting estimates and judgements – exploration and evaluation assets
The recoverability of exploration and evaluation expenditure is assessed at the end of each reporting period. The balances assessed include undeveloped properties and assets under construction. Significant judgement is required as to whether an area of activity is to be carried forward on the balance sheet, or written off through the identification of areas of activity which have not yet reached a stage that permits a reasonable assessment of the existence of economically recoverable reserves, where there is no continuing significant activity plan in relation to the area.

Currently the assets assessed are the Wafi-Golpu Project, Target North and the Eva Copper Project. For further details regarding the permitting process and other developments of the Wafi-Golpu Project, refer to note 22.

The movement in the undeveloped properties is as follows:

	SA Rand
Figures in million	2023	2022
Cost
Balance at beginning of year	5 478	5 461
Acquisitions[1]	3 154	—
Translation	229	17
Balance at end of year	8 861	5 478
Accumulated depreciation and impairments
Balance at beginning of year	1 474	1 473
Translation	2	1
Balance at end of year	1 476	1 474
Net carrying value	7 385	4 004
1    Refer to note 14 for details on the fair value of assets acquired following the Eva Copper acquisition.

Other non-mining assets

Accounting policy
Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses. Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:
•Vehicles at 20% per year
•Computer equipment at 33.3% per year
•Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets is as follows:

	SA Rand
Figures in million	2023	2022
Cost
Balance at beginning of year	895	821
Fully depreciated assets no longer in use derecognised	(7)	—
Additions	108	74
Translation	4	—
Balance at end of year	1 000	895
Accumulated depreciation and impairments
Balance at beginning of year	479	431
Fully depreciated assets no longer in use derecognised	(7)	—
Depreciation	74	47
Impairment	—	1
Translation	1	—
Balance at end of year	547	479
Net carrying value	453	416

Notes to the group financial statements continued
For the year ended 30 June 2023
16    Intangible assets

Accounting policy
Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Goodwill
Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint operations and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Technology-based assets
Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortised on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:
•Computer software at 20% per year.

Critical accounting estimates and judgements – impairment of goodwill
Due to the wasting nature of mining assets and the finite life of a mine's reserves, the allocation of goodwill to a mine or cash generating unit will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 15.

	SA Rand
Figures in million	2023	2022
Goodwill	—	—
Technology-based assets	33	48
Total intangible assets	33	48

Goodwill
The movement in goodwill is as follows:

	SA Rand
Figures in million	2023	2022
Cost
Balance at beginning and end of year	2 675	2 675
Accumulated amortisation and impairments
Balance at beginning of year	2 675	2 342
Impairment[1]	—	333
Balance at end of year	2 675	2 675
Net carrying value	—	—
1    In 2022 the goodwill for the Bambanani and Moab Khotsong operations was impaired in full as the carrying value exceeded the recoverable amount of the related cash generating units. Refer to note 6 for further details on the impairment assessment.

Notes to the group financial statements continued
For the year ended 30 June 2023

Accounting policy – financial assets (applicable to notes 17, 18, 19 and 20)
Financial assets are initially recognised when the group becomes a party to their contractual arrangements. On initial recognition, a financial asset is classified as measured at:
•Amortised cost
•Fair value through other comprehensive income (FVTOCI) or
•Fair value through profit or loss (FVTPL).

A financial asset is classified as measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The group measures a financial asset initially at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed. The subsequent measurement of financial assets is discussed below.

Financial asset category	Description

Debt instruments at amortised cost	Financial assets at amortised cost consist of restricted cash, restricted investments, loans, trade receivables and cash and cash equivalents. Interest income from these financial assets is included in investment income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented in other operating expenses in the income statement.
Debt instruments at fair value through profit or loss	Equity-linked investments which are held to meet rehabilitation liabilities are classified as FVTPL. Debt instruments where the contractual cash flows fail to meet the solely payments of principal and interest (SPPI) criteria are also classified as FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within investment income in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
Equity instruments designated at fair value through OCI	The group's equity investments are designated as FVTOCI. The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments are recognised when the group’s right to receive payments is established either in profit or loss as other income or as a deduction against the asset if the dividend clearly represents a recovery of part of the cost of the investment. Residual values in OCI are reclassified to retained earnings on derecognition of the related FVTOCI instruments.

Impairment losses on financial assets at amortised cost are assessed using the forward-looking expected credit loss (ECL) approach. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (ie the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the group expects to receive). At each reporting date, the group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘‘credit impaired’’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Trade receivable loss allowances are measured at an amount equal to lifetime ECLs. Loss allowances are deducted from the gross carrying amount of the assets.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Notes to the group financial statements continued
For the year ended 30 June 2023
17    Restricted cash and investments

	SA Rand
Figures in million	2023	2022
Restricted cash	475	319
Restricted investments	5 687	5 263
Total restricted cash and investments	6 162	5 582
Current portion of restricted cash and investments	41	27
Non-current portion of restricted cash and investments	6 121	5 555

Restricted cash

	SA Rand
Figures in million	2023	2022
Non-current	434	292
Current	41	27
Total restricted cash	475	319

The restricted cash consist of funds set aside for:

	SA Rand
Figures in million	2023	2022
Environmental guarantees and rehabilitation (a)	183	152
Guarantee - Tshiamiso Trust (b)	225	116
PNG communities (c)	45	29
Other	22	22
Total restricted cash	475	319

(a)    The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources and Energy (DMRE) in South Africa for environmental and rehabilitation obligations. Refer to note 26. The funds are invested in short-term money market funds and call accounts, which require third-party approval for release.

(b)    Refer to note 27 for details on the silicosis settlement and the arrangement with the trust. The increase year on year is due to additional collateral for the guarantees provided to the trust.

(c)    Relates to monies set aside for affected communities in the group’s PNG operations.

Restricted investments

	SA Rand
Figures in million	2023	2022
Investments held by environmental trust funds	5 673	5 244
Investments held by the Social Trust Fund	14	19
Total restricted investments (non-current)	5 687	5 263

Environmental trust funds

Accounting policy
Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications. The equity-linked notes and investment in unit trusts are classified and measured at fair value through profit or loss, while the equity investments are classified and measured at fair value through other comprehensive income. Interest-bearing short-term investments as well as investments in government bonds are classified and measured as debt instruments at amortised cost.

Notes to the group financial statements continued
For the year ended 30 June 2023
17    Restricted cash and investments continued
Restricted investments continued
Environmental trust funds continued
The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in various instruments which include the following: listed equity securities, unit trusts, government bonds, interest-bearing short-term and medium-term cash investments and medium-term equity-linked notes. The equity-linked notes are issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

The environmental trust funds consist of:

	SA Rand
Figures in million	2023	2022
Fixed deposits	3 385	3 056
Cash equivalents	58	528
Equity-linked deposits	1 493	1 094
Government bonds	234	225
Equity investments	305	292
Collective investment scheme (unit trusts)	198	49
Total environmental trust funds	5 673	5 244

Reconciliation of the movement in the investments held by environmental trust funds:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	5 244	5 064
Interest income	258	185
Fair value gain through profit and loss	184	18
Fair value gain through other comprehensive income	30	15
Dividend received	13	14
Acquisition/(maturity) of Equity-linked deposits	229	(260)
Acquisition/(maturity) of Fixed deposits	154	(21)
Acquisition/(maturity) of Collective investment schemes (unit trusts)	141	—
Net transfer of cash equivalents	(524)	281
Withdrawal of funds for rehabilitation work performed	(56)	(52)
Balance at end of year	5 673	5 244

The Social Trust Fund
The Social Trust Fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

The Social Trust Fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

Notes to the group financial statements continued
For the year ended 30 June 2023
18    Other non-current assets

	SA Rand
Figures in million	2023	2022
Debt instruments	116	163
Loans to associates (a)	116	116
Loan to ARM BBEE Trust (b)	101	148
Other loans	15	15
Loss allowance (a)	(116)	(116)
Equity instruments	78	75
Rand Mutual Assurance (c)	69	67
Other investments	9	8
Inventories	138	136
Non-current portion of gold in lock-up (d)	138	136

Total other non-current assets	332	374

(a)A loan of R116 million (2022: R116 million) owed by Pamodzi Gold Limited (Pamodzi) which was placed into liquidation during 2009, was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(b)During 2021, Harmony advanced R264 million to the ARM Broad-Based Economic Empowerment Trust (the ARM BBEE Trust), a shareholder of African Rainbow Minerals Limited (ARM), after the restructuring of the original loan advanced in 2016. The ARM BBEE Trust is controlled and consolidated by ARM, who holds 12.08% of Harmony's shares at 30 June 2023. Harmony is a trustee of the ARM BBEE Trust. The loan under the revised loan agreement is interest-free and is receivable on the maturity of the loan on 30 June 2035. The loan is unsubordinated and unsecured.

The loan does not meet the requirements for amortised cost measurement as it fails the solely payments of principal and interest test and was therefore classified as fair value through profit and loss (refer to the fair value determination section in note 39 for detail). The group determined that the contractual terms include exposure to risk and volatility that is inconsistent with a basic lending arrangement. In making this assessment the group considered contingent events that would change the amount and timing of cash flows and potential limits on the group's claim to cash flows from specified assets (eg non-recourse asset arrangements).

During the 2023 financial year, repayments of R74 million (2022: R65 million) were received on the loan.

(c)Refer to note 39 for the fair value valuation technique used to measure the investment and note 10 for details of dividends received.

(d)Refer to note 23 for further details on inventories.

Notes to the group financial statements continued
For the year ended 30 June 2023
19    Derivative financial instruments
The group has the following derivative financial instruments:

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total

At 30 June 2023

Derivative financial assets	179	67	44	89	379
Non-current	135	33	16	85	269
Current	44	34	28	4	110

Derivative financial liabilities	(1 291)	(19)	—	(221)	(1 531)
Non-current	(401)	—	—	(69)	(470)
Current	(890)	(19)	—	(152)	(1 061)

Net derivative financial instruments	(1 112)	48	44	(132)	(1 152)

Unrealised gains/(losses) included in other reserves, net of tax	(808)	55	—	—	(753)

Movements for the year ended 30 June 2023

Realised gains/(losses) included in revenue	(209)	25	—	—	(184)
Unrealised losses on gold contracts recognised in other comprehensive income	(1 748)	(34)	—	—	(1 782)

Gains/(losses) on derivatives	—	—	21	(145)	(124)
Day one loss amortisation	(66)	(4)	—	—	(70)

Total gains/(losses) on derivatives	(66)	(4)	21	(145)	(194)
Hedge effectiveness

Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 748)	(34)	—	—	(1 782)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 748	34	—	—	1 782

Notes to the group financial statements continued
For the year ended 30 June 2023
19    Derivative financial instruments continued

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total
At 30 June 2022

Derivative financial assets	523	44	77	12	656
Non-current	113	18	6	—	137
Current	410	26	71	12	519

Derivative financial liabilities	—	(11)	—	—	(11)
Non-current	—	(3)	—	—	(3)
Current	—	(8)	—	—	(8)

Net derivative financial instruments	523	33	77	12	645

Unrealised gains included in other reserves, net of tax	441	39	—	—	480
Movements for the year ended 30 June 2022

Realised gains/(losses) included in revenue	602	(105)	—	—	497
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(292)	50	—	—	(242)

Gains/(losses) on derivatives	—	—	114	(16)	98
Day one loss amortisation	(39)	(6)	—	—	(45)

Total gains/(losses) on derivatives	(39)	(6)	114	(16)	53
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(292)	50	—	—	(242)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	292	(50)	—	—	242

Figures in million (SA Rand)	Rand gold hedging contracts (a)	US$ gold hedging contracts (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Rand gold derivative contracts (a)	Total
Movements for the year ended 30 June 2021

Realised losses included in revenue	(2 023)	(273)	—	—	—	(2 296)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	2 999	(7)	—	—	—	2 992

Gains/(losses) on derivatives	—	—	(256)	1 217	111	1 072
Day one loss amortisation	(42)	(8)	—	—	—	(50)

Total gains/(losses) on derivatives	(42)	(8)	(256)	1 217	111	1 022

Notes to the group financial statements continued
For the year ended 30 June 2023
19    Derivative financial instruments continued
Hedge accounting
Harmony has entered into gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves – refer to note 25). Refer to note 39 for a summary of the risk management strategy applied and the balances relating to designated hedging instruments as at reporting date.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. A negligible amount of hedge ineffectiveness was experienced in the years presented.

The gains and losses from derivative contracts to which hedge accounting is not applied is included in gains/(losses) on derivatives in profit or loss.

(a)Rand gold contracts
All Rand gold forward contracts entered into after 1 October 2020 were apportioned to the South African operations which included Mponeng and Mine Waste Solutions operation.

As a result of the original 21-day lockdown announced to curb the Covid-19 pandemic the gold forwards’ hedged items were no longer probable and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between 15 April 2020 and 31 May 2020 were effectively extended to mature between the periods July 2020 and March 2021. The restructured gold forwards retained the pricing of the original forwards and they were not designated as hedging instruments. Unrealised losses relating to the hedges previously recognised in other comprehensive income were immediately reclassified to profit or loss as gains/losses on derivatives. All subsequent gains and losses on the restructured hedges were recognised in profit or loss. As at 30 June 2021, all the restructured gold forwards had matured.

(b)US$ commodity contracts
Harmony maintains a derivative programme for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is applied to all US$ gold forward sale contracts and these are shown separately from the silver zero cost collars that are not hedge accounted.

(c)Foreign exchange contracts
Harmony maintains a foreign exchange derivative programme in the form of zero cost collars, which sets a floor and cap Rand/US$ exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts (FECs). Hedge accounting is not applied to these contracts.

Notes to the group financial statements continued
For the year ended 30 June 2023
19    Derivative financial instruments continued
The following table shows the open position at the reporting date:

	2024				2025				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Foreign exchange contracts
Zero cost collars
US$m	78	78	78	78	78	76	66	30	562
Average floor – R/US$	17.47	17.64	17.81	18.04	18.25	18.72	19.33	19.98	18.25
Average cap – R/US$	19.38	19.58	19.76	20.03	20.25	20.73	21.35	22.01	20.23
Forward contracts
US$m	36	36	36	36	36	33	24	13	250
Average forward rate – R/US$	18.49	18.65	18.83	19.06	19.39	19.67	20.19	20.50	18.96
Commodity contracts
Rand gold hedging contracts
000 oz – cash flow hedge	78	78	78	72	72	72	66	36	552
Average R'000/kg	1 074	1 099	1 134	1 159	1 185	1 230	1 315	1 388	1 181
US$ gold hedging contracts
000 oz – cash flow hedge	9	9	9	9	9	6	3	1	55
Average US$/oz	1 860	1 941	2 052	2 106	2 127	2 150	2 171	2 187	2 043
Total gold
000 oz	87	87	87	81	81	78	69	37	607
US$ silver contracts
000 oz	240	240	240	240	210	210	120	40	1 540
Average floor – US$/oz	24.09	24.35	24.53	24.54	24.66	24.92	25.59	25.86	24.62
Average cap – US$/oz	26.87	27.12	27.31	27.42	27.66	27.92	28.59	28.86	27.50
Refer to note 39 for the details on the fair value measurements.

20    Trade and other receivables

	SA Rand
Figures in million	2023	2022
Financial assets
Trade receivables (metals)[1]	1 179	571
Other trade receivables	460	343
Loss allowance	(211)	(204)
Trade receivables - net	1 428	710
Interest and other receivables	121	213
Employee receivables	12	15
Non-financial assets
Prepayments	189	160
Value added tax and general sales tax	570	545
Income and mining taxes	75	39
Total trade and other receivables	2 395	1 682
1    The increase year on year is predominantly due to an increase in the gold debtor as a result of timing of receipts.

The movement in the loss allowance for trade and other receivables during the year was as follows (refer to note 39 for details):

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	204	179
Increase in loss allowance recognised during the year	155	80
Reversal of loss allowance during the year	(148)	(55)
Balance at end of year	211	204

The movement relates to various individually immaterial debtors.

Notes to the group financial statements continued
For the year ended 30 June 2023
20    Trade and other receivables continued
The loss allowance for trade and other receivables stratified according to the ageing profile at the reporting date is as follows:

	SA Rand
Figures in million	Gross	Loss allowance
30 June 2023
Not past due[1]	1 331	—
Past due by 1 to 30 days	64	29
Past due by 31 to 60 days	22	14
Past due by 61 to 90 days	42	9
Past due by more than 90 days	42	38
Past due by more than 361 days	138	121
Total	1 639	211
30 June 2022
Not past due[1]	689	20
Past due by 1 to 30 days	26	11
Past due by 31 to 60 days	26	9
Past due by 61 to 90 days	8	5
Past due by more than 90 days	72	66
Past due by more than 361 days	93	93
Total	914	204
1    The gross amount includes the full trade receivables (metals) balance, which has no attributable loss allowance.

There were no renegotiations of the terms of any receivables during 2023 and 2022. As at 30 June 2023 and 30 June 2022, there was no collateral pledged or held for any of the receivables.

21    Investments in associates

Critical accounting estimates and judgements
The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)    Harmony acquired a 32.40% interest in Pamodzi on 27 February 2008, initially valued at R345 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2023, to the best of our knowledge, the liquidation process has not been concluded. Refer to note 18(a) for details of the loan and provision of impairment of the loan.

(b)    Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

Rand Refinery has a 31 August financial year-end.

The movement in the investments in associates during the year is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	125	126
Dividend received	(71)	(64)
Share of profit in associate	57	63
Balance at end of year	111	125

Notes to the group financial statements continued
For the year ended 30 June 2023
22    Investment in joint operations
The group has a 50% interest in certain mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited owns the remaining 50% interest in these assets. The asset in the joint arrangement is the Wafi-Golpu project. The joint arrangement is accounted for as a joint operation.

State participation
Under the conditions of the Wafi-Golpu exploration tenements, the PNG government (the State) has reserved the right prior to the commencement of mining to take up an equity interest of up to 30% of any mineral discovery within the Wafi-Golpu tenements. The right is exercisable by the State once at any time prior to the commencement of mining. If the State exercises this right, the exercise price is a pro-rata share of the accumulated exploration expenditure. Once the right is exercised, the State is responsible for its proportionate share of ongoing exploration and project development costs. The State has indicated its intention to exercise its option in full, however, as at 30 June 2023, this option has not been exercised.

Permitting
Special Mining Lease
In August 2016, application was made to the Mineral Resources Authority for a Special Mining Lease (SML) under the PNG Mining Act 1992. The application was subsequently updated and amended in March 2018.

Notwithstanding that the Prime Minister has publicly stated the Wafi-Golpu Project is of national importance and therefore the State’s objective is to permit the project as soon as possible, there have been considerable delays in the permitting process. These include a judicial review instituted in 2019 by the Governor and Government of Morobe Province. This related to a memorandum of agreement entered into between the State of PNG and the project proponents in connection with the progress towards and terms of a Mining Development Contract (MDC) to be entered into under the PNG Mining Act, which review stayed the conduct of negotiations. The memorandum of agreement was subsequently withdrawn, however, meaningful negotiations with the PNG State Negotiating Team only recommenced in the second half of 2022.

During the last quarter of 2022, senior Harmony executives met with the Prime Minister, Hon James Marape MP. Harmony confirmed its continued commitment to invest and grow in PNG. At the request of the Prime Minister, a follow-up meeting took place during May 2022 between the project proponents, the Prime Minister, various members of the National Negotiating Team, the Minerals Policy Institute and the Mineral Resources Authority, and other senior administrators.
Following the PNG national general election that ended in August 2022, Hon James Marape MP was reappointed for a further term of office. Subsequently. permitting negotiations resumed in April 2023 and the project proponents entered into a Framework Memorandum of Understanding with the State, setting out the key terms and principles to guide the negotiation and preparation of the formal agreements relating to the permitting, development and operation of the project. The Wafi-Golpu Project will progress to development only once SML 10 and all other associated tenements and permits are granted, and all relevant project agreements and landholder compensation agreements have been entered into. Permitting and other contract negotiations are ongoing.

Any potential future development of the Wafi-Golpu Project is subject to further studies, completion of the remaining statutory processes, receipt of all necessary or desirable government permissions and approvals, market and operating conditions as well as approval by the board of directors of the Wafi-Golpu Joint Venture and of both Newcrest Mining Limited and Harmony.

Environment Permit
In July 2018, application was made to the Conservation and Environment Protection Authority for an Environment Permit under the PNG Environment Act 2000, by the submission under the Act of an Environmental Impact Statement. The Environment Permit was granted in December 2020.

During March 2021, the Governor and Government of the Morobe Province instituted a judicial review in the Lae National Court against the grant by the Minister for the Environment of the Environment Permit, pending the resolution of which review the grant of an SML was stayed. Following an appeal to the Supreme Court, the National Court stay order was itself stayed, and the Supreme Court will now set directions for a substantive hearing of the appeal. The project proponents are not parties to this proceeding.

In December 2022, landholders represented by the Centre for Environmental Law and Community Rights Inc (CELCOR) commenced legal proceedings also seeking judicial review of the grant of the environment permit. An application by CELCOR for the proceedings to be joined with those of the governor and Morobe Provincial Government was dismissed by the Supreme Court, and the review is presently proceeding independently.

Either of the proceedings, if determined against the State and the Minister for Environment, could result in the setting aside of the Environment Permit, the staying of the permitting process or the grant of the SML. Such an event could delay the development progress of the project.

Notes to the group financial statements continued
For the year ended 30 June 2023
22    Investment in joint operations continued
Carrying amount and impairment considerations
The carrying amount of the project amounts to R3.1 billion (2022: R2.7 billion). The majority of the change year on year relates to foreign exchange translation. There was no indicator of impairment at 30 June 2023. At 30 June 2022, the recoverable amount of the Wafi-Golpu Project was determined and an impairment assessment was performed in terms of IFRS 6. No impairment was recognised at 30 June 2022.

The recoverable amount for the project was determined on a resource multiple valuation approach using the same values as those for South African underground resources. Refer to note 15 for the assumptions used in the valuation. This is a level 3 fair value measurement.

23    Inventories

Accounting policy
Inventories, which include bullion on hand, gold-in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold-in-process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile's volume exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold-in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold-in-process includes gold in lock-up, which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.

At the group’s open pit operations, gold-in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow-moving and redundant items.

Critical accounting estimates and judgements
Judgement is applied in estimating the provision for stock obsolescence. The provision is recognised on items not considered critical as a percentage of the value of the inventory, depending on the period elapsed since the inventory was purchased or issued. Inventory held for longer than five years is written down to zero unless there is sufficient evidence of a recoverable amount.

	SA Rand
Figures in million	2023	2022
Gold in lock-up	138	136
Gold-in-process, ore stockpiles and bullion on hand	1 095	1 054
Consumables at weighted average cost (net of provision) (a)	2 170	1 764
Total inventories	3 403	2 954
Non-current portion of gold in lock-up and gold-in-process included in Other non-current assets	(138)	(136)
Total current portion of inventories	3 265	2 818
Included in the balance above is:
Inventory valued at net realisable value	138	136

(a)The increase year on year is mainly due to an increase in key components of operations at Hidden Valley, predominantly diesel, as a result of higher volumes held to support the increased production. The weakening of the Rand/A$ exchange rate further increased the translated balance year on year for South-east Asia.

During the year, an increase of R85 million (2022: R115 million increase) to the provision for slow-moving and redundant stock was made. The total provision at 30 June 2023 was R492 million (2022: R407 million).

Notes to the group financial statements continued
For the year ended 30 June 2023
24    Share capital

Accounting policy
Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

Authorised
1 200 000 000 (2022: 1 200 000 000) ordinary shares with no par value.
4 400 000 (2022: 4 400 000) convertible preference shares with no par value.

Issued
618 071 972 (2022: 616 525 702) ordinary shares with no par value. All issued shares are fully paid.
4 400 000 (2022: 4 400 000) convertible preference shares with no par value.

Share issues
Share issues relating to employee share options
An additional 1 546 270 (2022: 473 505) shares were issued to settle the exercise of share options by employees relating to Harmony's management share option schemes. Note 36 sets out the details in respect of the share option schemes.

Treasury shares
Included in the total of issued shares are the following treasury shares:

Number of shares	2023	2022
Ordinary shares
Lydenburg Exploration Limited[1]	335	335
Kalgold Share Trust[2]	47 046	47 046
Convertible preference shares
Harmony Gold Community Trust[3]	4 400 000	4 400 000
1    A wholly-owned subsidiary.
2    Trust controlled by the group.
3    The issue of the convertible preference shares did not impact the group's consolidated financial statements as the Harmony Gold Community Trust is controlled by the group.

25    Other reserves

	SA Rand
Figures in million	2023	2022
Foreign exchange translation reserve (a)	4 220	3 097
Hedge reserve (b)	(753)	480
Share-based payments (c)	3 363	3 249
Post-retirement benefit actuarial gain/(loss) (d)	—	(5)
Equity instruments designated at fair value through other comprehensive income (e)	178	153
Acquisition of non-controlling interest in subsidiary (f)	(381)	(381)
Equity component of convertible bond (g)	277	277
Repurchase of equity interest (h)	(98)	(98)
Other	(28)	(28)
Total other reserves	6 778	6 744

(a)The foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations. Refer to note 4 and 39 for details on the exchange rate movements year on year.

Notes to the group financial statements continued
For the year ended 30 June 2023
25    Other reserves continued
(b)Harmony has entered into gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). Refer to note 19 for further information.

The reconciliation of the hedge reserve is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	480	1 051
Remeasurement of gold hedging contracts	(1 233)	(571)
Unrealised gain/(loss) on gold hedging contracts	(1 782)	(242)
Released to revenue on maturity of the gold hedging contracts	184	(497)
Foreign exchange translation	6	(2)
Deferred taxation thereon	359	170

Balance at end of year	(753)	480
Attributable to:
Rand gold hedging contracts	(808)	441
US dollar gold hedging contracts	55	39

(c)The reconciliation of the movement in the share-based payments is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	3 249	3 106
Share-based payments expensed (i)	114	143
Balance at end of year	3 363	3 249

(i)    The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to award shares from the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. Refer to note 36 for more details.

(d)The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement Refer to note 27.

(e)Includes R114 million (2022: R112 million) related to the cumulative fair value movement of Harmony's interest in Rand Mutual Assurance. Refer to note 18.

(f)On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of R579 million over the carrying amount of non-controlling interest acquired, amounting to R381 million, has been accounted for under other reserves.

(g)On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(h)On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year was therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of R152 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

Notes to the group financial statements continued
For the year ended 30 June 2023

Accounting policy – provisions (applicable to notes 26, 27 and 30)
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date. It is calculated using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

26    Provision for environmental rehabilitation

Accounting policy
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is assessed in accordance with the accounting policy dealing with impairments of non-financial assets (refer to note 2.5). Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

Critical accounting estimates and judgements
Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines, related surface infrastructure and tailings dams. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

%	2023	2022	2021
South African operations
Inflation rate
– short term (Year 1)	6.59	6.55	5.11
– short term (Year 2)	5.65	5.20	4.99
– medium term (Year 3)[1]	5.68	n/a	n/a
– long term (Year 3 onwards)[1]	n/a	5.50	5.25
– long term (Year 4 onwards)[1]	5.64	n/a	n/a
Discount rates[2]
– 12 months	9.30	5.50	4.90
– one to five years	9.20	8.30	7.30
– six to nine years	10.60	9.90	9.00
– ten years or more	12.10	10.90	10.30
PNG operations
Inflation rate	4.84	5.33	4.45
Discount rate	9.33	8.45	6.20
1    In 2023, management refined the approach for applying inflation rate assumptions in the calculation.
2    Refer to note 4 for a discussion on the changes affecting these assumptions.

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

Notes to the group financial statements continued
For the year ended 30 June 2023
26    Provision for environmental rehabilitation continued
The following is a reconciliation of the total provision for environmental rehabilitation:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	5 013	4 662
Change in estimate – Balance sheet[1]	(111)	(248)
Change in estimate – Income statement[1]	32	136
Utilisation of provision	(120)	(65)
Time value of money and inflation component of rehabilitation costs	483	377
Translation	176	151
Balance at end of year	5 473	5 013
1    Changes to life-of-mine plans for certain operations in 2022 impacted the discounting of the cash flows. In 2023, there were no significant changes other than an increase in discount rates.

The environmental provision for PNG amounts to R1 478 million (2022: R1 185 million) and is unfunded due to regulations in the operating country.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the operations, in current monetary terms, is as follows:

SA Rand
Figures in million	2023	2022
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	7 930	7 126
Amounts invested in environmental trust funds (refer to note 17)	(5 673)	(5 244)
Total future net undiscounted obligation	2 257	1 882

The group's South African mines are required to comply with the National Environmental Act's (NEMA) financial provision requirements. They are also required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, which has now been extended to 19 February 2024. The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on the sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 17 and 38.

Notes to the group financial statements continued
For the year ended 30 June 2023
27    Other provisions

	SA Rand
Figures in million	2023	2022
Provision for silicosis settlement (a)	549	820
Retirement benefit obligation (b)	264	251
Total other provisions	813	1 071
Current portion of other provisions	180	139
Non-current portion of other provisions	633	932
.
(a)Provision for silicosis settlement

Critical accounting estimates and judgements
Significant judgement is applied in estimating the cost that will be required in future to settle any claims against certain of the group’s mines. The ultimate cost may differ from current estimates.

The provision amount was based on estimates of the number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion. The key assumptions that were made in the determination of the provision amount include:
•Silicosis prevalence rates
•Estimated settlement per claimant
•Benefit take-up rates
•Disease progression rates
•Timing of cash flows.

A discount rate of 9.5% (2022: 6.5%) (2021: 6.2%) was used, based on South African government bonds with similar terms to the obligation. Refer to note 4 for a discussion on the changes in interest rates that impacted this assumption in 2023.

There is uncertainty with regard to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, were named in a class action suit for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. On 26 July 2019, the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Gold Working Group (the Working Group) – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers (settlement agreement). The mandatory three-month period, during which potential beneficiaries could opt out of the settlement agreement and the audit thereof was completed in December 2019. The Tshiamiso Trust will oversee the tracking and tracing of class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. A jointly controlled Special Purpose Vehicle has been set up to act as an agent for the Working Group in relation to certain matters set out in the settlement agreement and trust deed. Claims will be accepted for a twelve-year period with an effective date of December 2019.

The Working Group paid the legal costs of the claimants’ attorneys and other initial amounts as set out in the settlement agreement in 2021. On 31 January 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. Those payments are revisited as necessary annually, based on activities and claims.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. A portion of the provision has been transferred to current liabilities. The nominal amount for Harmony group is R696 million.

Notes to the group financial statements continued
For the year ended 30 June 2023
27    Other provisions continued
(a)Provision for silicosis settlement continued
The following is a reconciliation of the total provision for the silicosis settlement:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	820	854
Change in estimate[1]	(183)	23
Time value of money and inflation component	67	52
Payments[2]	(155)	(109)
Balance at end of year	549	820
Current portion of silicosis settlement provision	180	139
Non-current portion of silicosis settlement provision	369	681
1    The change in estimate relates mainly to a change in the assumptions due to the availability of actual exit data and an adjustment to the take-up rate, as well as an increase in the discount rates, which resulted in a decrease of the estimated obligation as at 30 June 2023.
2    These payments comprise of the administration and benefit contributions to the Tshiamiso Trust.

Sensitivity analysis
Management has considered the information available regarding key assumptions, as well as the uncertainties and term of the projections, and determined variances for a reasonable (possible) range to apply to the key assumptions. Information considered included medical data and evidence from the silicosis claim process, which has not changed significantly since the liability was recognised. Management also considered the guidance provided by the actuarial specialists as to what could be a reasonably possible change for each item. The impact of these reasonable possible changes on the assumptions would increase or decrease the provision amount by the following amounts:

	SA Rand
Figures in million	2023	2022
Effect of an increase in the assumption:
Change in benefit take-up rate[1]	81	91
Change in silicosis prevalence[2]	81	91
Change in disease progression rates[3]	61	49
Effect of a decrease in the assumption:
Change in benefit take-up rate[1]	(81)	(91)
Change in silicosis prevalence[2]	(81)	(91)
Change in disease progression rates[3]	(61)	(49)
1Change in benefit take-up rate: the take-up rate does not significantly affect the administration fees, but a 10% change results in a proportionate change in the base compensation values.
2Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour numbers or a 10% change in the disease risk.
3Change in disease progression rates: a 10% shorter/longer disease progression period was used, which results in more advanced silicosis cases. This assumption is not applicable to the dependant or TB classes.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. A change in the settlement claim amount would result in a change in the provision amount on a Rand for Rand basis.

The ultimate outcome of this matter remains uncertain, with the number of eligible potential claimants successfully submitting claims and receiving compensation being uncertain. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future.

(b)Retirement benefit obligation

Accounting policy
The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The healthcare obligation is measured at the present value of the estimated future cash outflows using government bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

Notes to the group financial statements continued
For the year ended 30 June 2023
27    Other provisions continued
(b)Retirement benefit obligation continued

Critical accounting estimates and judgements
An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 13.5%, no increases in employer subsidies (in terms of the agreement), mortality rates according to the SA 1956/62 mortality table (SA ”a mf” tables) (retirement age of 60) and a medical inflation rate of 10.1%
(2022: discount rate of 12.3%, retirement age of 60 and 9.0% inflation rate) (2021: discount rate of 11.2%, retirement age of 60 and 8.5% inflation rate). Management determined the discount rate by assessing South African government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

Pension and provident funds
The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds. The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS was set at a minimum of 10.5% of gross salary and wages for the 2023 year (2022: 10.0%). The fund is a defined contribution plan. The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2022: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2023 financial year amounted to R1 146 million (2022: R1 125 million).

Post-retirement benefits other than pensions
Harmony inherited post-retirement medical benefit obligations with the Freegold acquisition in 2002, the Moab Khotsong acquisition in 2018 and the Mponeng acquisition in 2021. Except for the above mentioned employees, Harmony has no other post-retirement benefit obligation for the other group employees.

The group’s obligation is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition, the following was also considered:
•It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership
•It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account
•It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.

Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:
•Change in bond yields: A decrease in the bond yields will increase the plan liability
•Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability
•Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2023, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2024.

Notes to the group financial statements continued
For the year ended 30 June 2023
27    Other provisions continued
(b)    Retirement benefit obligation continued
Post-retirement benefits other than pensions continued

	SA Rand
Figures in million	2023	2022
Present value of all unfunded obligations	264	251
Current employees	100	99
Retired employees	164	152

The movement in the retirement benefit obligation is as follows:
Balance at beginning of year	251	247
Contributions paid	(14)	(13)
Other expenses included in staff costs/current service cost	3	4
Finance costs	30	27
Net actuarial gain recognised in other comprehensive income during the year	(6)	(14)
Balance at end of year (non-current)	264	251

The net actuarial gain for 2023 and 2022 is due to the results of the higher real rate of discount assumed and used.

	SA Rand
Figures in million	2023	2022
The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	264	251
Fair value of plan assets	—	—
Net liability of defined benefit plan	264	251

Management considered whether a reasonably possible change in any of the key assumptions would have a material impact on the obligation, service cost or finance costs. It was determined that changes would result in an immaterial increase or decrease.

The group expects to contribute approximately R14 million to the benefit plan in 2024. The weighted average duration of the defined benefit obligation is 15.5 years.

28    Leases

Accounting policy
The group assesses the presence of a lease in a contract as at the commencement date of the agreement. Having determined that a contract contains a lease asset (and respective contractual cash obligations), Harmony recognises a right-of-use asset and lease liability. The group discloses expensed amounts for contracts assessed as variable leases, low value asset leases and short-term leases. The disclosed value of these expensed leases is either determined on a straight-line basis over the duration of the lease or on a systematic basis that fairly indicates the consumption of the lease contract. All expensed lease contracts are recognised in production costs, corporate, administration and other expenditure in the income statement.

The group applies the following practical expedients when assessing lease contracts:
•The low value lease exemption – the group has elected to take the low value exemption with a value of R50 000 for the individual leased asset value and also applied its accounting policy on capitalisation of assets based on IAS 1 materiality assessment
•The short-term lease exemption – leases with a duration of less than a year will be expensed in the income statement on a straight-line basis
•Non-lease components – the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of the underlying asset where it is appropriate to do so.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such, a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.

Notes to the group financial statements continued
For the year ended 30 June 2023
28    Leases continued

Accounting policy continued
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date
•The amount expected to be payable by the lessee under residual value guarantees
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term shall be determined as the non-cancellable period of a lease, together with:
•Periods covered by an option to extend the lease if management is reasonably certain to make use of that option and/or
•Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented in mining assets and non-mining assets as part of the property, plant and equipment line in the balance sheet. The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

Critical accounting estimates and judgements
Key judgements applied in determining the right-of-use assets and lease liability are:
•Assessing whether an arrangement contains a lease: various factors are considered, including whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service
•Determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The company applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis
•Determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, the currency in which the lease payments are denominated, in country borrowings as well as other sources of finance
•Determination of whether Harmony has control over the special purpose entities (SPVs) owning the solar generation facilities of the Phase 1 renewable energy program. Harmony was assessed to not have control over the SPVs based on the assessment that Harmony does not have substantive rights to direct the relevant activities of the SPVs. The payments made for electricity generated by the Phase 1 solar generation facilities is to be accounted for as variable lease payments once the facilities have been commissioned.

Notes to the group financial statements continued
For the year ended 30 June 2023
28    Leases continued
The movement in the right-of-use assets is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	480	262
Additions	240	353
Modifications	17	(2)
Depreciation	(259)	(166)
Terminations	(45)	—
Translation	120	33
Balance at end of year	553	480

The non-current and current portions of the lease liability are included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The movement in the lease liabilities is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	442	261
Additions	228	315
Modifications	17	(2)
Interest expense on lease liabilities	28	19
Lease payments made	(229)	(177)
Translation	40	26
Balance at end of year	526	442
Current portion of lease liabilities	216	197
Non-current portion of lease liabilities	310	245

The maturity of the group's undiscounted lease payments is as follows:

	SA Rand
Figures in million	2023	2022
Less than and including one year	235	206
Between one and five years	273	205
Five years and more	128	133
Total	636	544

The amounts included in the income statement relating to leases:

	SA Rand
Figures in million	2023	2022
Depreciation of right-of-use assets[1]	259	166
Interest expense on lease liabilities[2]	28	19
Short-term leases expensed[3]	154	134
Leases of low value assets expensed[3]	28	21
Variable lease payments expensed[3,4]	1 678	1 050
1Included in depreciation and amortisation.
2Included in finance costs.
3Included in production costs and corporate, administration and other expenditure.
4These payments relate mostly to mining and drilling contracts. Variable lease payments comprise 80% of the total lease payments made during the period. The majority of the variable lease payments made relate to the contracting of specialists for mining operations at Harmony's open-pit mines and are determined on a per tonne or square metre basis.

Notes to the group financial statements continued
For the year ended 30 June 2023
28    Leases continued
The total cash outflows for leases are:

	SA Rand
Figures in million	2023	2022
Principal and interest payments made for lease liabilities	229	177
Short-term lease payments	154	134
Lease payments of low value assets leased	28	21
Variable lease payments	1 678	1 050
Total cash outflows for leases	2 089	1 382

During 2022, Harmony reached financial close on power purchase agreements for the procurement of electricity from 30 MW photovoltaic generation facilities. These agreements constitute variable lease contracts that Harmony is committed to. The variable lease payments from these contracts are determined with reference to the quantity of megawatt hours (MWh) generated by the facilities. As at 30 June 2023, these facilities were fully constructed, however they were only producing incidental amounts of electricity, and as such were considered to be in the testing phase. The commercial operating date for the three plants was achieved during August 2023.

29    Contingent consideration

Accounting policy
Contingent consideration is initially recognised at fair value in accordance with IFRS 3. Changes in the fair value of the liability subsequent to initial recognition are included in other operating expenses.

Critical accounting estimates and judgements
The contingent consideration liability comprises of the contingent consideration included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets and Eva Copper (refer to note 14).

The Mponeng contingent consideration liability was initially valued at R544 million on 1 October 2020 using the discounted cash flow valuation method, discounted at a post-tax real rate of 10.6%. Other assumptions are the forecast Rand/US dollar exchange rate and life-of-mine plans. Subsequent to initial recognition, the assumptions applied for the valuation of the liability were updated. As at 30 June 2023, the contingent consideration was valued using a post-tax real discount rate of 9.6% (2022: 10.2%) (2021: 10.3%). Refer to note 15 for exchange rate assumptions and other estimates used in the life-of-mine plans.

As at 1 October 2020, and at the end of the 2021 to 2023 financial years, the contingent consideration attributable to the below infrastructure ounces of gold was valued at Rnil, as no ounces from below infrastructure sections of the orebody have been included in the life-of-mine plan of Mponeng.

The Eva Copper contingent consideration was initially valued at R169 million on 16 December 2022 using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 12.9%. Refer to note 14 for further details on the assumptions applied on initial recognition. As at 30 June 2023, the liability has been subsequently remeasured to R185 million.

The fair value calculated for the contingent consideration liability is level 3 in the fair value hierarchy due to the use of unobservable inputs.

The movement in the contingent consideration liability is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	356	417
Acquisitions[1]	169	—
Remeasurement of contingent consideration[2]	64	(61)
Balance at end of year	589	356
1    Initial recognition of the Eva Copper contingent consideration.
2    Relates to a change in the Mponeng operation’s production profile, which is based on Mponeng’s life-of-mine plan as well as in 2023 the passage of time resulted in a movement in the Eva Copper contingent consideration since initial recognition.

Notes to the group financial statements continued
For the year ended 30 June 2023
30    Other non-current liabilities

	SA Rand
Figures in million	2023	2022
Sibanye Beatrix ground swap royalty[1]	22	18
Lease liability – non-current[2]	310	245
Provision for Harmony Education Benefit Fund	5	5
Total non-current liabilities	337	268
1    The increase in royalty provision is because of an increase in gold prices and a decrease in the discount rate for Joel.
2    Refer to note 28 for an analysis of the lease liability.

31    Streaming arrangements

Accounting policy
The streaming contract was assessed and has been accounted for as an own-use customer contract. At acquisition, the streaming contract was initially recognised at a fair value of R1.4 billion in accordance with IFRS 3. The fair value of the contract took into consideration the existing unfavourable gold price terms at acquisition, in relation to the comparative market gold price.
The obligation to deliver the contractually stipulated ounces over the remaining term of the agreement results in a significant financing component. The interest accrues on the contract liability over the remaining contractual term. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue classified as "consideration from streaming contract" in note 5.

The current portion of the liability is determined with reference to the current production profile of the operation for the next 12 months.

Critical accounting estimates and judgements
The fair value of the unfavourable contract liability, which forms part of the streaming arrangement with Franco-Nevada, was measured as the difference between a market analyst consensus of gold prices and the fixed cash consideration to be received for gold delivered. A post-tax real rate of 11.6% was used to discount the liability over the expected period of delivery to settle the contract.

Changes in the production plan will affect the subsequent measurement prospectively. This is the only input that is considered for subsequent measurement. Harmony's cost of debt of 7.7% was used to impute the finance cost for the significant financing component recognised on the streaming contract liability.

Streaming arrangement with Franco-Nevada Barbados
Harmony's subsidiary, Chemwes, which owns the Mine Waste Solutions operation (MWS), has a contract with Franco-Nevada Barbados (Franco-Nevada). Franco-Nevada is entitled to receive 25% of all the gold produced through MWS. As part of the acquisition of MWS, Harmony assumed the obligations enforced by the Franco-Nevada contract.

The contract is a streaming agreement that commenced on 17 December 2008 for which Franco-Nevada paid US$125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. As at 1 October 2020, the US$125 million upfront payment has been settled. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, adjusted with an annual escalation adjustment.

Contract liability and gold delivered
Reconciliation of the ounces owed to Franco-Nevada:

Figures in ounces (oz)	2023	2022
Balance at beginning of year	61 157	84 429
Delivered	(22 269)	(23 272)
Balance at end of year	38 888	61 157

Notes to the group financial statements continued
For the year ended 30 June 2023
31    Streaming arrangements continued
Contract liability and gold delivered continued
The contract price receivable in US$/oz for each ounce of gold delivered is as follows:
•1 October 2020 – 16 December 2020: US$433/oz
•17 December 2020 – 16 December 2021: US$437/oz
•17 December 2021 – 16 December 2022: US$442/oz
•17 December 2022 – 30 June 2023: US$446/oz.

Reconciliation of the streaming contract liability:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	687	1 091
Finance costs related to significant financing component	41	67
Non-cash consideration for delivery of gold ounces (included in Revenue)	(338)	(471)
Balance at end of year	390	687
Current portion of streaming contract liability	285	309
Non-current portion of streaming contract liability	105	378

Accounting policy – financial liabilities (applicable to notes 32 and 33)
Financial liabilities are initially measured at fair value when the group becomes a party to its contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, except for financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:

•Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt and accrued interest less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method. Extension options of borrowings facilities are treated as loan commitments.

Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

Notes to the group financial statements continued
For the year ended 30 June 2023
32    Borrowings

Summary of facilities' terms
	Commenced	Tenor (years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid
Existing
R2.5 billion revolving credit facility – sustainability linked	May 2022	Four years	May 2026[2]	No	Unsecured	Variable	JIBAR + 2.40%	On maturity	n/a
US$400 million facility – sustainability linked	May 2022	Four years	May 2026[2]	No	Unsecured	Variable		On maturity	n/a
- US$100 million term facility							SOFR + 2.85%
- US$300 million revolving credit facility							SOFR + 2.70%

R1.5 billion facility (green term loan)[1]	May 2022	Six years, six months	November 2028	No	Unsecured	Variable	JIBAR + 2.65%	Bi-annual[3]	n/a

Matured
R2 billion facility	November 2018	Four years	November 2022	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable			May 2022
R600 million term loan							JIBAR + 2.90%	Eight equal quarterly instalments starting from February 2021 with the final instalment on maturity
R1.4 billion revolving credit facility							JIBAR + 2.80%	On maturity

US$400 million facility	September 2019	Three years	September 2023	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	May 2022
- US$200 million revolving credit facility		Extendable by one year					LIBOR + 2.90%
- US$200 million term loan							LIBOR + 3.10%

US$24 million Westpac loan	July 2018	Four years	July 2022	Yes	Cession and pledge of vehicles and machinery	Variable	LIBOR + 3.20%	Quarterly instalments	July 2022

1    This facility can only be drawn down for qualifying projects after November 2022.
2    During April 2023 a 12-month extension was granted from May 2025. A further 12-month extension is available and not taken into account.
3    Ten equal bi-annual instalments starting from May 2024 with the final instalment on maturity.

Notes to the group financial statements continued
For the year ended 30 June 2023
32    Borrowings continued
Summary of facilities' terms continued
The Green loan can only be used for eligible renewable energy projects as defined in the agreement.

The Rand Revolving Credit Facility (RCF), US$ RCF and US$ term loan are linked to certain sustainability-linked key performance indicators (ESG KPIs), which will be measured annually for the current financial year as well as the next two and will result in changes to interest rate margins. The rate will be adjusted annually by one basis point for each metric achieved (decrease) or not (increase), with these adjustments being cumulative over the three-year measuring period. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of measurement	Scope	Sustainability performance targets
			FY23 Targets	FY24 Targets	FY25 Targets
Greenhouse gas emissions	000 tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4 485	4 279	4 074
Renewable energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	20 453	19 833	19 436

Based on the 2023 performance, the interest rates of the related loans will be adjusted accordingly for the 2024 financial year.

Debt covenants
The debt covenant tests for both the Rand and US dollar facilities are as follows:
•The group's interest cover ratio shall be more than five times (EBITDA1/ Total interest paid)
•Leverage2 shall not be more than 2.5 times.

1Earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined in the agreement, excludes unusual items such as impairment and restructuring cost.
2Leverage is defined as total net debt to EBITDA.

Debt covenants tests were performed for the loan facilities for the 2023 and 2022 financial years and no breaches were noted. For the 2023 financial year, the group's interest cover ratio was 26 times (2022: 43.4 times), while the group's leverage was 0.2 (2022: 0.1). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.

Notes to the group financial statements continued
For the year ended 30 June 2023
32    Borrowings continued
Interest-bearing borrowings

	SA Rand
Figures in million	2023	2022
Non-current borrowings
R2 billion facility	—	—
Balance at beginning of year	—	153
Repayments	—	(450)
Transferred (to)/from current liabilities	—	300
Amortisation of issue cost	—	(3)

Westpac fleet loan	—	—
Balance at beginning of year	—	22
Repayments	—	(94)
Transferred from current liabilities	—	62
Translation	—	10

R2.5 billion facility – sustainability linked	—	—
Balance at beginning of year	—	—
Draw down	700	—
Repayments	(700)	—
Amortisation of issue costs	7	—
Issue costs	—	(26)
Reclassification to/(from) prepayments (Trade receivables)	(7)	26

R1.5 billion term facility (Green loan)	—	—
Balance at beginning of year	—	—
Issue costs	—	(15)
Reclassification to prepayments (Trade receivables)	—	15

US$400 million facility – sustainability linked	5 592	3 180
Balance at beginning of year	3 180	—
Draw down	2 919	3 057
Issue cost	—	(76)
Repayments	(1 345)	—
Amortisation of issue costs	19	1
Translation	819	198

US$400 million facility	—	—
Balance at beginning of year	—	2 799
Repayments	—	(3 057)
Amortisation of issue costs	—	55
Translation	—	203

Total non-current borrowings	5 592	3 180

Notes to the group financial statements continued
For the year ended 30 June 2023
32    Borrowings continued
Interest-bearing borrowings continued

	SA Rand
Figures in million	2023	2022
Current borrowings
US$400 million facility – sustainability linked	103	—
Interest accrued	103	—
R2 billion facility	—	—
Balance at beginning of year	—	300
Transferred (to)/from non-current liabilities	—	(300)
Westpac fleet loan	—	25
Balance at beginning of year	25	87
Repayments	(26)	—
Translation	1	—
Transferred to non-current liabilities	—	(62)

Total current borrowings	103	25
Total interest-bearing borrowings	5 695	3 205

	SA Rand
Figures in million	2023	2022
The maturity of borrowings is as follows:
Current	103	25
Between one to two years	—	—
Between two to three years	5 592	3 180
	5 695	3 205

SA Rand
Figures in million	2023	2022
Undrawn committed borrowing facilities
Expiring within one year	—	—
Expiring after one year	5 883	7 254
	5 883	7 254

	2023	2022
Effective interest rates (%)
R2 billion facility	—	6.7
Westpac fleet loan	3.4	3.4
US$400 million facility	—	3.4
R2.5 billion RCF – sustainability linked	9.2	—
US$400 million – sustainability linked	6.8	4.3

Notes to the group financial statements continued
For the year ended 30 June 2023
33    Trade and other payables

Accounting policy
The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	SA Rand
Figures in million	2023	2022
Financial liabilities
Trade payables	1 205	1 266
Lease liability – current[1]	216	197
Other liabilities[2]	601	328
Non-financial liabilities
Payroll accruals	888	832
Leave liabilities (a)	794	770
Shaft-related liabilities[3]	1 016	841
Other accruals	173	92
Value added tax	176	156
Income and mining tax[4]	169	12
Total trade and other payables	5 238	4 494
1Refer to note 28 for an analysis of the lease liability.
2Increase year on year is predominantly due to receipts on behalf of third parties in terms of toll treatment agreements increasing by R195 million.
3The increase in certain cost categories contributed to the change year on year – refer to note 4 and 6 respectively.
4Refer to note 12 for further detail on the movement.

(a)    Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2023	2022
Balance at beginning of year	770	731
Benefits paid	(803)	(762)
Total expense per income statement	807	787
Translation loss	20	14
Balance at end of year	794	770

Notes to the group financial statements continued
For the year ended 30 June 2023
34    Cash generated by operations

	SA Rand
Figures in million	2023	2022	2021
Reconciliation of profit/(loss) before taxation to cash generated by operations
Profit/(loss) before taxation	6 606	(1 058)	6 382
Adjustments for:
Amortisation and depreciation	3 454	3 683	3 877
Impairment of assets	—	4 433	1 124
Share-based payments	112	145	160
Net decrease in provision for post-retirement benefits	(15)	(14)	(13)
Net increase/(decrease) in provision for environmental rehabilitation	(88)	71	135
Profit on sale of property, plant and equipment	(46)	(24)	(11)
Loss on scrapping of property, plant and equipment	182	7	161
Profit from associates	(57)	(63)	(83)
Investment income	(663)	(352)	(244)
ARM BBEE day one expense	—	—	(87)
Finance costs	994	718	661
Inventory-related adjustments	31	32	61
Foreign exchange translation differences	795	338	(810)
Non-cash portion of (gains)/losses on derivatives	253	252	(1 204)
Day one loss amortisation	(45)	(49)	(47)
Streaming contract revenue	(338)	(471)	(397)
Silicosis settlement provision – net	(338)	(86)	(90)
Gain on bargain purchase	—	—	(303)
Contingent consideration remeasurement	64	(61)	(127)
Other non-cash adjustments	5	36	5
Effect of changes in operating working capital items
(Increase)/decrease in Receivables	(627)	21	(339)
Increase in Inventories	(308)	(232)	(37)
Increase in Payables	618	52	967
Cash generated by operations	10 589	7 378	9 741

Additional cash flow information
The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received. Investment income from restricted investments is considered non-cash for the purposes of the cash flow statement. Included in investment income is interest earned from restricted investments of R258 million (2022:R185 million ) (2021:R174 million).

At 30 June 2023, R5 883 million (2022: R7 254 million) (2021: R4 254 million) of borrowing facilities had not been drawn and are therefore available for future operational activities and future capital commitments. Refer to note 32.

(a)Acquisitions of investments/business
The conditions precedent for the acquisition of the entity which owns 100% of the Eva Copper Project and a package of regional exploration tenements from Eva Copper were fulfilled on 16 December 2023. Refer to note 14 for details on the consideration paid.

(b)    Principal non-cash transactions
Share-based payments (refer to note 36).

(c)Property, plant and equipment additions
The additions as per note 15 include right-of-use assets which are treated as non-cash adjustments for the determination of additions to property, plant and equipment in the statement of cash flows.

(d)Cash and cash equivalents
Cash and cash equivalents comprises cash on hand and demand deposits.

Notes to the group financial statements continued
For the year ended 30 June 2023
35    Employee benefits

Accounting policy
•Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 27 for details of the post-retirement medical benefit plan.
•Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2023	2022
Number of permanent employees as at 30 June:
South African operations	33 341	35 989
International operations[1]	1 572	1 592
Total number of permanent employees	34 913	37 581

	SA Rand
Figures in million	2023	2022
Aggregate earnings
The aggregate earnings of employees including executive directors were:
Salaries and wages and other benefits (excluding share-based payments)	15 988	15 485
Retirement benefit costs	1 146	1 125
Medical aid contributions	382	363
Total aggregated earnings[2]	17 516	16 973
1The Wafi-Golpu joint operation and Eva Copper Project employees included in the total is 31 (2022: 30) and 32 (2022: nil) respectively.
2These amounts have been included in cost of sales, corporate expenditure and capital expenditure.

During the 2023 financial year, termination costs included in payroll costs increased to R609 million (2022: R227 million). Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures (refer to note 6 for further details).

36    Share-based payments

Accounting policy
The group operates the following employee share incentive plans where the group granted share options to certain employees in exchange for services received:
•The equity-settled Sisonke Employee Share Ownership Plan (Sisonke ESOP) initially awarded in 2019
•The equity-settled Management Deferred Share Plan (DSP) initially awarded in 2020.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised.

The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received (if any) net of any directly attributable transaction costs are credited to share capital and premium when the options are exercised.

Notes to the group financial statements continued
For the year ended 30 June 2023
36    Share-based payments continued

Critical accounting estimates and judgements
The fair value of options granted under the DSP:

Fair value
18 September 2019 - First issue	R45.89- R56.87
18 September 2020 - Second issue	R74.90
20 September 2021 - Third issue	R45.58- R57.93
19 September 2022 - Fourth Issue	R42.48 - R47.25

The fair value of the first and second issue of options granted under the DSP was based on the Harmony spot share price at each grant date, as there were no market conditions attached to the grant. The fair value of the third and forth issue of options granted under the DSP was determined using a Black-Scholes valuation model. The significant inputs into the model are:

DSP
19 September 2022 - Fourth issue
Risk-free interest rate[1]	7.91% - 8.67%
Expected volatility[2]	59.34% - 65.33%
Expected dividend yield[3]	2.28% - 2.38%
Spot price on grant date	R47.86 - R50.60
Vesting period (from grant date)[4]	3/5 years
1    The risk-free rate was derived from a zero-coupon curve stripped from forward rate agreements and swap inputs.
2    The volatility was estimated on the historical returns of the Harmony share price over a period matching the time to maturity of the shares.
3    The dividend yield was based on Harmony’s dividend forecasts and estimates of future share prices.
4 Please refer to Vesting under Options granted under the Management Deferred Share Plan below.

Employee share-based payments
The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.

Executive management is encouraged to retain shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

The total cost relating to employee share-based payments is made up as follows:

	SA Rand
Figures in million	2023	2022
Sisonke ESOP	—	91
Management DSP	114	109
Total employee share-based payments	114	200

The directors are authorised to issue up to 60 011 669 ordinary shares to participants who have received awards in accordance with Harmony's employee share incentive schemes. Subsequent to the annual general meeting held on 1 December 2010, 53 482 588 shares have been issued in terms of the various share schemes. At 30 June 2022, no share option awards were outstanding for the Sisonke ESOP Plan.

In December 2018, the board approved the new Total Incentive Plan for management which includes deferred shares. The first allocations under the new plan occurred in October 2019, the subsequent allocations occurring in October of each year since then. Our shareholders have authorised up to 25 000 000 shares of the issued share capital to be used for this plan.

Options granted under the Sisonke ESOP
In December 2017, Harmony approved the establishment of the Sisonke ESOP with the aim to facilitate beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:
•Facilitate economic empowerment of Harmony’s employees
•Incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony
•Further align the interests of the Harmony shareholders and those of the employees of Harmony.

The shares were issued to the Harmony ESOP Trust (the Trust) on 15 January 2019, which is also the date on which the required service period of three years commenced. Each beneficiary under the scheme was awarded 225 Participation Units (PU). The Sisonke ESOP is equity-settled. The participation units (PU) vested on 15 January 2022. All participants still employed at this time received Harmony shares.

Notes to the group financial statements continued
For the year ended 30 June 2023
36    Share-based payments continued
Employee share-based payments continued
Options granted under the Sisonke ESOP continued
Activity on share options

Number of PU
Activity on PU granted but not exercised	2023	2022
Balance at beginning of year	—	6 311 667
Options granted	—	40 064
Options exercised	—	(6 254 608)
Options forfeited and lapsed	—	(97 123)
Balance at end of year	—	—

	2023	2022
Gain realised by participants on options exercised during the year (R million)	—	397
Weighted average share price at the date of exercise (SA Rand)	—	58.2

Options granted under the Management Deferred Share Plan
Harmony implemented the Total Incentive Plan, comprising a long-term Deferred Share Plan (DSP) and a short-term annual cash payment with effect from 1 July 2019. The total incentive for each management-level employee is determined every year through a balanced scorecard calculation.

The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares.

Award	Vesting	Performance criteria
DS*
The awards will vest at a rate of 20% per annum over the following five years for executive directors and prescribed officers, and one-third per annum over the following three years for qualifying management.
The participant is still employed within the group.
*    Deferred shares.

During December 2021 shareholders approved the introduction of “no fault” termination effective 7 December 2021.

Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised DS not yet vested are lapsed and cancelled
•No fault	All unvested and unexercised DS will continue in force to vest on the original vesting dates in accordance with the rules of the plan.
The update of “no fault” termination will ensure that executives who leave the company in good standing, for example due to retirement, will continue to be exposed to the company share price for the remainder of the vesting periods of unvested awards.
It will encourage and reward their focus on sustainability and succession during their tenure.

Notes to the group financial statements continued
For the year ended 30 June 2023
36    Share-based payments continued
Employee share-based payments continued
Options granted under the Management Deferred Share Plan continued

	2023	2022
18 September 2019 – 3 years
Gain realised by participants on options exercised during the year (R million)	12	13
Weighted average share price at the date of exercise (SA Rand)	41.00	47.24
Remaining life (years)	—	0.2
18 September 2019 – 5 years
Gain realised by participants on options exercised during the year (R million)	2	2
Weighted average share price at the date of exercise (SA Rand)	47.41	51.74
Remaining life (years)	1.2	2.2
18 September 2020 – 3 years
Gain realised by participants on options exercised during the year (R million)	11	13
Weighted average share price at the date of exercise (SA Rand)	41.50	47.24
Remaining life (years)	0.2	1.2
18 September 2020 – 5 years
Gain realised by participants on options exercised during the year (R million)	2	2
Weighted average share price at the date of exercise (SA Rand)	47.41	49.6
Remaining life (years)	2.2	3.2
18 September 2021 – 3 years
Gain realised by participants on options exercised during the year (R million)	31	—
Weighted average share price at the date of exercise (SA Rand)	40.21	—
Remaining life (years)	1.2	—
18 September 2021 – 5 years
Gain realised by participants on options exercised during the year (R million)	4	—
Weighted average share price at the date of exercise (SA Rand)	47.41	—
Remaining life (years)	3.2	—

Activity on share options

Number of DS
Activity on DS granted but not exercised	2023	2022
Balance at beginning of year	4 449 291	2 102 523
Options granted	2 318 254	3 298 489
Options exercised	(1 480 166)	(641 562)
Options forfeited and lapsed	(201 859)	(310 159)
Balance at end of year	5 085 520	4 449 291

List of options granted but not yet exercised (listed by grant date)	Number of options	Remaining life (years)
As at 30 June 2023
Deferred shares
18 September 2019 – 5 years	128 334	1.2
18 September 2020 – 3 years	269 919	0.2
18 September 2020 – 5 years	229 091	2.2
20 September 2021 – 3 years	1 478 246	1.2
20 September 2021 – 5 years	705 413	3.2
19 September 2022 – 3 years	1 620 124	2.2
19 September 2022 – 5 years	654 393	4.2
Total options granted but not yet exercised	5 085 520

Notes to the group financial statements continued
For the year ended 30 June 2023
37    Related parties
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their close families, had an interest, directly or indirectly, in any transaction from 1 July 2020 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Directors and other key management
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

The directors' remuneration is as follows:

	SA Rand
Figures in million	Executive directors	Non-executive directors
2023
Salaries	23	—
Retirement contributions	3	—
Bonuses	8	—
Exercise/settlement of share options	6	—
Directors' fees	—	14
Total	40	14
2022
Salaries	21	—
Retirement contributions	3	—
Bonuses	14	—
Exercise/settlement of share options	2	—
Directors' fees	—	13
Total	40	13

On 29 November 2022, Harmony announced the retirement by rotation of Mr Andre Wilkens, non-executive director, and
Mr Joaquim Chissano, independent non-executive director, with effect from 29 November 2022.

The following directors and prescribed officers owned shares in Harmony at year-end. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

Number of shares
Name of director/prescribed officer	2023	2022
Directors
Peter Steenkamp	598 513	772 589
Boipelo Lekubo	24 753	15 988
Harry Mashego	28 975	14 875
Prescribed officers
Beyers Nel	54 195	110 207
Marian van der Walt	66 870	100 000
Melanie Naidoo-Vermaak	7 966	7 966
Johannes van Heerden	42 310	30 734

Modise Motloba, Harmony’s former deputy chairman resigned effective 27 June 2022. He is a director of Tysys (Proprietary) Limited (Tysys) which entered into a contract with the group during the 2017 financial year to provide services relating to the group’s small and medium enterprise development projects. Approximately R5 million was paid during the 2022 financial year relating to services rendered in that year.

There were no other changes to the directors' interest between the reporting date and the date of the approval of the financial statements other than indicated above.

Notes to the group financial statements continued
For the year ended 30 June 2023
37    Related parties continued
Other related parties
The services rendered to joint operations relate to professional and technical services. All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 21.

	SA Rand
Figures in million	2023	2022
Sales and services rendered to related parties
Joint operations	4	4
Total	4	4

	SA Rand
Figures in million	2023	2022
Purchases and services acquired from related parties
Directors	—	5
Associates	69	51
Total	69	56

38    Commitments and contingencies
Commitments and guarantees

	SA Rand
Figures in million	2023	2022
Capital expenditure commitments
Contracts for capital expenditure	1 893	1 839
Share of joint operation's contracts for capital expenditure	160	105
Authorised by the directors but not contracted for[1]	8 525	6 300
Total capital commitments	10 578	8 244
1    The increase mainly relates to solar projects of approximately R1 700 million as well as additional capital for the ramping up of the Zaaiplaats and Kareerand projects, and an increase in the translation of the Hidden Valley mine commitments due to the weakening of the Rand to the US$.

The solar projects will be financed through the green loan (refer to note 32), with the rest of the expenditure being financed from existing resources and where appropriate, borrowings.

Contractual obligations in respect of mineral tenement leases amount to R23 million (2022: R16 million). This relates to the Wafi-Golpu joint operation.

	SA Rand
Figures in million	2023	2022
Guarantees
Guarantees and suretyships[1]	500	500
Environmental guarantees[2]	500	479
Total guarantees	1 000	979
1    The guarantees and suretyships mainly relate to Eskom guarantees.
2    At 30 June 2023 R181 million (2022: R150 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 17.

Contingent liabilities

Critical accounting estimates and judgements
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

Notes to the group financial statements continued
For the year ended 30 June 2023
38    Commitments and contingencies continued
Contingent liabilities continued
The following contingent liabilities have been identified:
(a)    On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at R242 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$7 million, with the balance of US$3 million being borne equally by the joint operators.

(b)    The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Water treatment facilities were successfully implemented at Doornkop, Tshepong West, Kusasalethu and Harmony One Plant. These facilities are now assisting in reducing our dependency on state-supplied potable water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan in addition to updating the regional water balance, which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies confirm that there is no risk of decant in Welkom.

Should the studies result in different solutions than the ones initially proposed, or the regulators do not approve the proposed plans, which then results in the group being required to record and account for the contingencies as liabilities, it could then have a material impact on the financial statements of the group.

(c)    Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resources and Energy and affected mining companies require the development of a regional mine closure strategy.

Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Additional studies have been commissioned at Doornkop and Kusasalethu. Studies that have been conducted indicate that there is no risk of decant from Doornkop, Kusasalethu and Mponeng, but it is recommended that confirmatory studies be completed.

Preliminary studies have also been completed to manage and mitigate the seepage from tailings facilities acquired as part of the Mponeng operations and related assets. Seepage is evident at these facilities and desktop studies have been completed to mitigate the seepage. Further feasibility studies will be conducted to refine these estimates in the future.

Should the additional studies result in different solutions than the ones initially proposed, or the regulators do not approve the proposed plans, it might result in a change in estimate to the recorded liabilities or the group recording liabilities over and above the current provisions.

(d)    The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses to the Department of Water and Sanitation (DWS). The respective Water Use License Applications have subsequently not yet been approved by DWS for our Free State operations and Doornkop. Notably, the Department issued a Water Use Licence for the expansion of the Kareerand Tailings Facility operated by Mine Waste Solutions. The Water Use Licence conditions for the respective operations without a Water Use License are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain. All operations continue to operate legally and responsibly.

(e)    In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of R75 million of potential claims. Rand Uranium is therefore liable for all claims up to R75 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

Notes to the group financial statements continued
For the year ended 30 June 2023
38    Commitments and contingencies continued
Contingent liabilities continued
(f)    Randfontein Estates Limited (REL), a subsidiary of Harmony has an existing legal dispute with the Merafong Municipality (Merafong) relating to rates payable in terms of Merafong's Supplementary Valuation Roll 6 (SVR6). REL lodged appeals against the market values contained in SVR6. Merafong is contending for total rates payable of between R194 million and R257 million under SVR6, while Harmony is contending for total rates payable of R17 million on the basis that certain items of the mining operations are not rateable and/or disregarded for valuation purposes and that depreciation, rehabilitation, phasing-in and category use changes are favourably considered by the Merafong Valuation Appeal Board (Merafong VAB). Payment arrangements have been concluded between REL and Merafong in relation to these rates disputes. The Merafong VAB hearings are currently underway with other mining companies with similar legal disputes. Harmony's appeal hearings are set to conclude by the end of the 2024 financial year, where the outcome of the matter will be decided upon by the Merafong VAB.

39    Financial risk management
The group's operating activities expose it to a variety of financial risks: market risk (including commodity price risk, foreign exchange risk, interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group's financial assets and liabilities are classified as set out below:

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2023
Financial assets
Restricted cash and investments	4 152	305	—	—	1 705	—
Other non-current assets	15	78	—	—	101	—
Non-current derivative financial instruments	—	—	168	101	—	—
– Rand gold hedging contracts	—	—	135	—	—	—
– US$ gold hedging contracts	—	—	33	—	—	—
– Foreign exchange contracts	—	—	—	85	—	—
– US$ silver contracts	—	—	—	16	—	—
Current derivative financial instruments	—	—	78	32	—	—
– Rand gold hedging contracts	—	—	44	—	—	—
– US$ gold hedging contracts	—	—	34	—	—	—
– Foreign exchange contracts	—	—	—	4	—	—
– US$ silver contracts	—	—	—	28	—	—
Trade and other receivables	1 561	—	—	—	—	—
Cash and cash equivalents	2 867	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	401	69	—	—
– Rand gold hedging contracts	—	—	401	—	—	—
– Foreign exchange contracts	—	—	—	69	—	—
Current derivative financial instruments	—	—	909	152	—	—
– Rand gold hedging contracts	—	—	890	—	—	—
– US$ gold hedging contracts	—	—	19	—	—	—
– Foreign exchange contracts	—	—	—	152	—	—
Borrowings	—	—	—	—	—	5 695
Contingent consideration liability	—	—	—	—	589	—
Other non-current liabilities	—	—	—	—	—	332
Trade and other payables	—	—	—	—	—	2 022

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2022
Financial assets
Restricted cash and investments	4 128	292	—	—	1 162	—
Other non-current assets	15	75	—	—	148	—
Non-current derivative financial instruments	—	—	131	6	—	—
– Rand gold hedging contracts	—	—	113	—	—	—
– US$ gold hedging contracts	—	—	18	—	—	—
– US$ silver contracts	—	—	—	6	—	—
Current derivative financial instruments	—	—	436	83	—	—
– Rand gold hedging contracts	—	—	410	—	—	—
– US$ gold hedging contracts	—	—	26	—	—	—
– Foreign exchange contracts	—	—	—	12	—	—
– US$ silver contracts	—	—	—	71	—	—
Trade and other receivables	938	—	—	—	—	—
Cash and cash equivalents	2 448	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	3	—	—	—
– US$ gold hedging contracts	—	—	3	—	—	—
Current derivative financial instruments	—	—	8	—	—	—
– US$ gold hedging contracts	—	—	8	—	—	—
Borrowings	—	—	—	—	—	3 205
Contingent consideration liability	—	—	—	—	356	—
Other non-current liabilities	—	—	—	—	—	263
Trade and other payables	—	—	—	—	—	1 791

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provide written principles for overall risk management, as well as written policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
Market risk
Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions or recognised financial assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by commodity sales denominated in US$. Harmony may enter into hedging transactions to reduce this risk. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 19 and the fair value determination for financial assets and liabilities section below for details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

The Rand weakened during the 2023 year by 15.7%, from a closing rate of R16.27/US$1 on 30 June 2022 to R18.83/US$1 on
30 June 2023. The volatility in the exchange rate is driven by global economic factors. Refer to note 4 for a discussion on some of the factors and their impact. The weakening negatively impacted on the derivative valuations of contracts that were outstanding at 30 June 2023.

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Market risk continued
Foreign exchange risk continued
The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity (refer to note 2.2 for details on the group's functional currencies). These exposures are mainly to the US$. The Rand's levels impacted negatively on the translation of the US$ debt facilities at 30 June 2023. Refer to note 32 for further detail.

Translation of the international net assets was impacted by a weakening of the Rand against the Australian dollar from
R11.25/A$1 at 30 June 2022 to R12.56/A$1 on 30 June 2023. A gain of R1 123 million has been recognised in other comprehensive income relating to the translation of the international net assets to Rand.

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities in the exchange rates that would affect profit and loss before tax:
•Rand/US$ exchange rate – 5% (2022: 4%) based on the standard deviation from a one-year forecast of various financial institution outlooks
•A$/US$ exchange rate – 4% (2022: 4%) based on the standard deviation from a one-year forecast of various financial institution outlooks

Only material foreign currency exposure balances were considered when determining the need for a sensitivity analysis and therefore management has not performed a sensitivity analysis on PGK/US$ exchange rates.

	SA Rand
Figures in million	2023	2022
Sensitivity analysis – borrowings
Rand against US$
Balance at 30 June	5 695	3 180
Strengthen by 5% (FY22: 4%)	285	127
Weaken by 5% (FY22: 4%)	(285)	(127)
Closing rate	18.83	16.27
Sensitivity analysis – contingent consideration liability: Mponeng
Rand against US$
Balance at 30 June	404	356
Strengthen by 5% (FY22: 4%)	20	14
Weaken by 5% (FY22: 4%)	(20)	(14)
Closing rate	18.83	16.27
Sensitivity analysis – contingent consideration liability: Eva Copper
US$ against A$
Balance at 30 June	185	—
Strengthen by 4% (FY22: 4%)	7	—
Weaken by 4% (FY22:4%)	(8)	—
Closing rate	0.67	—

	SA Rand
Figures in million	2023	2022
Sensitivity analysis – other financial instruments
Rand against US$
Balance at 30 June	(132)	12
Strengthen by 5% (FY22: 4%)	495	26
Weaken by 5% (FY22: 4%)	(615)	(19)
Closing rate	18.83	16.27
US$ against A$
Balance at 30 June	408	268
Strengthen by 4% (FY22: 4%)	16	10
Weaken by 4% (FY22:4%)	(17)	(11)
Closing rate	0.67	0.69

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Market risk continued
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts for a portion of the group's production. A portion of the production of the South African operations is linked to Rand gold forward contracts and US$ gold forward contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$/silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement. Refer to note 19 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.

The spot gold prices exceeded the forward prices on the rand gold hedging contracts for the majority of the 2023 year. This resulted in a negative impact on the contracts that matured during the year as well as those that were outstanding at the reporting date. Refer to note 4 for a discussion on the impact of commodity prices and exchange rates.

The group has reviewed its exposure to commodity-linked instruments and identified a sensitivity of 7% (2022: 9%), based on the standard deviation of a one-year forecast gold price from various financial institution outlooks. The estimated sensitivity would affect other comprehensive income.

Only material commodity balances were considered when determining the need for a sensitivity analysis and therefore management has not performed a sensitivity analysis on silver commodities.

	SA Rand
Figures in million	2023	2022
Sensitivity analysis
Rand gold derivatives
Other comprehensive income
Increase by 7% (FY22: 9%)	(1 472)	(1 001)
Decrease by 7% (FY22: 9%)	1 314	998
US$ gold derivatives
Other comprehensive income
Increase by 7% (FY22: 9%)	(141)	(152)
Decrease by 7% (FY22: 9%)	137	150

Other price risk
The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis
Certain of the restricted investments are linked to the Top 40 Index on the JSE. Management considered a sensitivity of 6% (2022: 13%) as appropriate, based on the average fluctuations within the last year’s historical data. A 6% increase in the Top 40 index at the reporting date, with all other variables held constant, would have increased profit or loss before tax by R43 million (2022: R97 million) and an equal change in the opposite direction would have decreased profit or loss before tax by
R38 million (2022: R79 million).

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Market risk continued
Interest rate risk
The group's interest rate risk arises mainly from borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk.

During the 2023 year the US Fed and SARB increased interest rates by 350 basis points. The higher interest rates together with the increased borrowings, led to an unfavourable impact on the group's cost of debt. However, the increased interest rates had a positive effect on the investment income earned on cash balances and restricted cash and investments. Although higher interest rates along with increased debt levels had an unfavourable impact on the group's finance costs for the 2023 year, the group has not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. The audit and risk committee reviews the group's risk exposure quarterly.

Interest rate risk arising from borrowings is offset by cash and restricted cash and investments held at variable rates. As at 30 June 2023, management reasonably expects profit or loss before tax to increase/(decrease) by the following sensitivities:
•A 15 basis points (2022: 185 basis point) finance cost movement based on the average of a one-year forecast US Fed rate from various financial institution outlooks
•A 50 basis points (2022: 88 basis points) sensitivity on interest received based on an average of a one-year forecast of the South African prime interest rate from various financial institution outlooks.

The above analysis assumes that all other variables remain constant.

	SA Rand
Figures in million	2023	2022
Sensitivity analysis – borrowings (finance costs)
US$-denominated borrowings
Increase by 15 basis point (FY22: 185 basis point)	(9)	(59)
Decrease by 15 basis points (FY22: 185 basis point)	9	59
Sensitivity analysis – financial assets (interest received)
Increase by 50 basis points (FY22: 88 basis points)	34	59
Decrease by 50 basis points (FY22: 88 basis points)	(34)	(59)

Credit risk
Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments that are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, as well as trade and other receivables (excluding non-financial instruments).

Assessment of credit risk
In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit risk arising from cash and cash equivalents, restricted cash and investments, and derivative financial assets is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings and by assessing the underlying source of where the funds are invested. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis. Exposure to credit risk on trade and other receivables is monitored on a regular basis by management.

At 30 June 2023, the rating of major SA banks remained unchanged at AA+, which is in line with the group's credit risk policy. The credit rating of the group's Australian counterparts remained unchanged at A+, resulting in the assessed ECL on cash and cash equivalents as well as restricted cash and investments remaining immaterial.

An assessment of the expected credit losses for the financial assets measured at amortised cost at 30 June 2023 resulted in an immaterial amount for each instrument, in line with the assessment performed in 2022 (refer to the expected credit loss assessment below for further detail).

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to R10 780 million as at 30 June 2023 (2022: R9 495 million).

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Credit risk continued
The group has restricted investments that are invested in various collective investment schemes totalling R212 million
(2022: R68 million) and equity investments of R305 million (2022: R292 million).

Financial institutions' credit rating by exposure (source: Fitch Ratings and Global Credit Ratings)

	SA Rand
Figures in million	2023	2022
Cash and cash equivalents
AA+	2 093	1 711
A+	774	737
Total	2 867	2 448
Restricted cash and investments (refer to note 17)
AAA	234	225
AA+	5 411	4 997
Total	5 645	5 222
Derivative financial assets (refer to note 19)
AA+	117	226
AA	—	115
AA-	127	110
A+	135	205
Total	379	656

Expected credit loss assessment
The group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The group's debt instruments at amortised cost consist of cash and cash equivalents, a portion of restricted cash and investments and trade and other receivables. The assessment of ECLs for the different debt instruments is discussed below:

Cash and cash equivalents
The cash and cash equivalents are held with banks and financial institutions which are rated between A+ and AA+ (see above). The ECL on cash and cash equivalents has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The ECL was determined to be immaterial.

Restricted cash and investments
The restricted cash and investments relate largely to the environmental trust funds. These funds are held with banks and financial institutions that are rated AA+ (see above). Impairment of investments with investment-grade ratings has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The group considers that the majority of its restricted cash and investments have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. Concentration of credit risk on restricted cash and investments is considered minimal due to the group’s investment risk management and counterparty exposure risk management policies.

Trade and other receivables
The group’s exposure to credit risk arising from trade receivables (metals) and other trade receivables is influenced mainly by the individual characteristics of each customer.

Trade receivables result largely from the sale of gold and are fully performing. Exposure to credit risk on receivables from gold sales is limited through payment terms of two to three days after recognition of revenue for gold sales. The majority of other receivables comprise a limited number of individually significant customers. The group determines the ECL on trade receivables and individually significant other receivable balances with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The external credit ratings used range between BBB to AA-. The ECL was determined to be immaterial.

Loss allowances on individually insignificant other trade receivables has been determined using the simplified ECL approach using a provision matrix and reflects the short-term maturities of the exposures and past experienced credit judgement. Refer to note 20 for details on the amount of the loss allowance recognised and the stratification of trade and other receivables for purposes of the assessment.

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 32).

The following are the undiscounted contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate and interest rate at year end):

	SA Rand
Figures in million	2023		2022
	Current	More than 1 year	Current	More than 1 year
Contingent consideration liability[1]
Due between 0 to five years	—	604	—	515
Due between six to 10 years	—	225	—	—
Due between 10 to 15 years	—	471	—	—
Other non-current liabilities[2]	—	22	—	18
Lease liability[3]	235	401	206	338
Trade and other payables (excluding non-financial liabilities)[2,4]	1 806	—	1 594	—
Derivative financial liabilities[4]
Due between 0 to six months	609	—	2	—
Due between six to 12 months	639	—	7	—
Due between one to two years	—	812	—	3
Borrowings[4]
Due between 0 to six months	597	—	97	—
Due between six to 12 months	215	—	68	—
Due between one to two years	—	431	—	137
Due between two to three years[5]	—	5 660	—	3 251
Total	4 101	8 626	1 974	4 262
1The increase in the settlement period is due to the inclusion of Eva Copper. The Mponeng consideration will be settled within 3 – 4 years of R511 million.
2These balances exclude the lease liability as it has been disclosed separately.
3Refer to note 28 for details of the maturity periods.
4The group will utilise its cash generated from operations to settle outstanding obligations.
5Final repayment of capital amount of R5 271 million in May 2026, taking into account a 12-month extension that was granted in April 2023. The final payment for 2022 was R3 126 million in May 2025.

Capital risk management
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.

The consideration of R2 996 million for the acquisition of Eva Copper is the main contributor to the group's increased net debt compared to 30 June 2022. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Capital risk management continued
Net debt is as follows:

	SA Rand
Figures in million	2023	2022
Cash and cash equivalents	2 867	2 448
Borrowings	(5 695)	(3 205)
Net debt	(2 828)	(757)
There were no changes to the group's approach to capital management during the year.

Fair value determination for financial assets and liabilities
The fair value levels of hierarchy are as follows:
Level 1:    Quoted prices (unadjusted) in active markets
Level 2:    Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)
Level 3:    Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group’s assets and liabilities measured at fair value by level within the fair value hierarchy:

	SA Rand
Figures in million	At 30 June 2023			At 30 June 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fair value through other comprehensive income
Other non-current assets (a)	—	—	78	—	—	75
Restricted cash and investments (b)	305	—	—	292	—	—
Fair value through profit or loss
Restricted cash and investments (b)	—	1 705	—	—	1 162	—
Derivative financial assets (c)	—	379	—	—	656	—
Derivative financial liabilities (c)	—	(1 531)	—	—	(11)	—
Loan to ARM BBEE Trust (d)	—	—	101	—	—	148
Contingent consideration liability (e)	—	—	(589)	—	—	(356)

(a)The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at the reporting dates. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b)The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets comprise listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c)The mark-to-market remeasurement of the derivative contracts (refer to note 19 for further details) was determined as follows:
•Foreign exchange contracts comprise zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve)
•Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
•US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from the spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate

Notes to the group financial statements continued
For the year ended 30 June 2023
39    Financial risk management continued
Fair value determination for financial assets and liabilities continued
(d)At 30 June 2023, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 12.7% (2021: 9.3%). A 37 basis points (2022: 99 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. In the 2023 year, repayments to the value of R74 million (2022: R65 million) were received.

(e)Contingent consideration liabilities consist of the follow:
•Mponeng operation
The contingent consideration liability related to the Mponeng operation (refer to note 29) was determined using the expected gold production profile for Mponeng. At 30 June 2023, the liability was valued at R404 million
(2022: R356 million) at a post-tax real rate of 9.6% (2022: 10.2%). Should the expected gold production profile increase by 9.8% or decrease by 9.8%, the contingent consideration liability would increase by R411 million (2022: R251 million at 7.6%) or decrease by R314 million (2022: R189 million at 7.6%) respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability.
•Eva Copper
The consideration for Eva Copper includes contingent consideration valued at R185 million at 30 June 2023. Refer to note 14 for further information. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the liability.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The fair values of borrowings (level 2) are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates.

40    Subsequent events
(a)On 3 July 2023 a payment of US$24 million (R450 million), comprising US$20 million of capital and US$4 million of interest, was made on the US$300 million RCF.

(b)On 29 August 2023, a final dividend of 75 SA cents was declared, paid on 16 October 2023.

(c)On 6 September 2023 a payment of US$32 million (R600 million), comprising US$30 million of capital and US$2 million of interest, was made on the US$300 million RCF.

(d)On 8 September 2023 a payment of US$54 million (R994 million), comprising US$50 million of capital and US$4 million of interest, was made on the US$300 million RCF.

41    Segment report

Accounting policy
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). The CODM has been identified as the Group CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by an operational management team.

As of 1 July 2022, Tshepong North and Tshepong South are disclosed as separate operating segments based on the requirements of IFRS 8 Operating Segments. Refer to note 2 for more details.

After applying the qualitative and quantitative thresholds from IFRS 8 Operating Segments, the reportable segments were determined as: Tshepong North, Tshepong South, Moab Khotsong, Bambanani, Joel, Doornkop, Target 1, Kusasalethu, Masimong, Mponeng, Mine Waste Solutions and Hidden Valley. All other operating segments have been grouped together under all other surface operations.

Notes to the group financial statements continued
For the year ended 30 June 2023
41    Segment report continued
The CODM has been identified as the Group CEO's office consisting of the:
•Chief executive officer
•Financial director
•Executive director: Stakeholder relations and Corporate affairs
•Group Chief operating officer: Operations
•Group Chief operating officer: Business Development and Growth
•Chief financial officer: Treasury
•Senior executive: Enterprise risk and Investor relations
•Senior executive: Sustainable Development
•Senior executive: Human Capital
•Executive: Ore Reserve Management.

When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure, gold production and tonnes milled when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 42.

Notes to the group financial statements continued
For the year ended 30 June 2023
41    Segment report continued

	Revenue 30 June			Production cost 30 June			Production profit/(loss) 30 June			Segment assets 30 June			Capital expenditure# 30 June			Kilograms produced* 30 June			Tonnes milled* 30 June
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
	Rand million			Rand million			Rand million			Rand million			Rand million			Kg			000t
South Africa
Underground
Moab Khotsong	7 036	5 779	6 048	4 515	4 038	3 842	2 521	1 741	2 206	5 125	4 324	4 008	1 167	894	633	6 668	6 508	7 166	920	959	903
Mponeng	7 845	5 620	4 750	4 997	4 487	2 938	2 848	1 133	1 812	4 630	4 433	4 321	704	605	493	7 449	6 086	5 446	884	840	683
Tshepong North[1]	3 530	3 429	3 540	2 701	2 894	2 777	829	535	763	2 226	2 049	4 273	553	1 038	746	3 354	3 793	4 237	795	988	944
Tshepong South[1]	3 607	2 922	2 674	2 395	2 190	2 088	1 212	732	586	2 043	1 730	2 268	514	476	366	3 431	3 229	3 182	506	573	614
Doornkop	4 384	3 106	3 077	3 009	2 453	2 140	1 375	653	937	3 624	3 222	2 994	716	491	425	4 213	3 444	3 670	898	874	851
Joel	2 044	1 411	1 199	1 616	1 308	1 124	428	103	75	1 306	1 244	1 166	231	225	172	1 947	1 556	1 424	435	434	359
Target 1	1 308	1 648	1 410	2 009	1 812	1 667	(701)	(164)	(257)	1 745	1 517	1 367	428	384	368	1 275	1 800	1 603	365	455	488
Kusasalethu	3 621	4 139	3 400	3 343	3 086	2 955	278	1 053	445	634	822	1 057	253	210	205	3 460	4 567	3 999	567	607	708
Masimong	2 053	1 733	1 636	1 724	1 504	1 427	329	229	209	16	17	26	47	49	29	1 961	1 910	2 012	470	486	510
Bambanani[2]	18	1 286	1 687	16	1 163	1 156	2	123	531	—	—	327	—	25	71	—	1 433	1 992	—	176	227
Surface
Mine Waste Solutions	2 689	2 642	1 889	1 809	1 588	1 137	880	1 054	752	2 060	1 027	1 031	932	264	70	2 804	2 899	2 057	23 067	23 443	17 665
All other surface operations	4 945	4 868	5 136	3 371	3 551	3 587	1 574	1 317	1 549	1 234	1 066	890	316	282	265	4 719	5 304	6 031	19 382	20 737	21 824
Total South Africa	43 080	38 583	36 670	31 505	30 074	27 020	11 575	8 509	9 650	24 643	21 451	23 728	5 861	4 943	3 843	41 281	42 529	43 066	48 289	50 572	45 833
International
Hidden Valley	4 440	3 159	4 028	2 036	2 122	1 719	2 404	1 037	2 309	5 766	4 141	3 128	1 737	1 249	1 260	4 370	3 707	4 689	3 846	3 229	3 420
Total international	4 440	3 159	4 028	2 036	2 122	1 719	2 404	1 037	2 309	5 766	4 141	3 128	1 737	1 249	1 260	4 370	3 707	4 689	3 846	3 229	3 420
Total operations	47 520	41 742	40 698	33 541	32 196	28 739	13 979	9 546	11 959	30 409	25 592	26 856	7 598	6 192	5 103	45 651	46 236	47 755	52 135	53 801	49 253
Reconciliation of segment information to the consolidated income statement and balance sheet	1 755	903	1 035	1 325	903	1 035	430	—	—	26 831	21 216	21 947	—	—	—	—	—	—	—	—	—
	49 275	42 645	41 733	34 866	33 099	29 774	14 409	9 546	11 959	57 240	46 808	48 803	7 598	6 192	5 103	45 651	46 236	47 755	52 135	53 801	49 253
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R41 million (2022: R22 million) (2021: R34 million).
*    Production statistics are unaudited.
1    The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 2 for more details.
2    The Bambanani operation closed during June 2022. The transactions in the current year relate to the inventory at 30 June 2022.

Notes to the group financial statements continued
For the year ended 30 June 2023
42    Reconciliation of segment information to consolidated income statement and balance sheet

	SA Rand
Figures in million	2023	2022	2021
Reconciliation of production profit to consolidated profit/(loss) before taxation
Revenue per segment report	47 520	41 742	40 698
Revenue per income statement	49 275	42 645	41 733
Other metal sales treated as by-product credits in the segment report	(1 325)	(903)	(1 035)
Toll treatment services	(430)	—	—
Production costs per segment report	(33 541)	(32 196)	(28 739)
Production costs per income statement	(34 866)	(33 099)	(29 774)
Other metal sales treated as by-product credits in the segment report	1 325	903	1 035

Production profit per segment report	13 979	9 546	11 959
Revenue not included in segments	430	—	—
Cost of sales items other than production costs	(4 669)	(8 828)	(5 715)
Amortisation and depreciation of mining assets	(3 355)	(3 622)	(3 777)
Amortisation and depreciation of assets other than mining assets	(99)	(61)	(98)
Rehabilitation expenditure	(32)	(136)	(135)
Care and maintenance cost of restructured shafts	(227)	(273)	(144)
Employment termination and restructuring costs	(597)	(218)	(332)
Share-based payments	(51)	(143)	(114)
Impairment of assets	—	(4 433)	(1 124)
Toll treatment costs	(323)	—	—
Other	15	58	9

Gross profit	9 740	718	6 244
Corporate, administration and other expenditure	(1 044)	(984)	(1 068)
Exploration expenditure	(506)	(214)	(177)
Gains/(losses) on derivatives	(194)	53	1 022
Foreign exchange translation gain/(loss)	(634)	(327)	670
Other operating expenses	(268)	(1)	(241)

Operating profit/(loss)	7 094	(755)	6 450
Gain on bargain purchase	—	—	303
Acquisition-related costs	(214)	—	(124)
Share of profit from associate	57	63	83
Investment income	663	352	331
Finance costs	(994)	(718)	(661)

Profit/(loss) before taxation	6 606	(1 058)	6 382

Notes to the group financial statements continued
For the year ended 30 June 2023
42    Reconciliation of segment information to consolidated income statement and balance sheet continued

	SA Rand
Figures in million	2023	2022	2021
Reconciliation of total segment assets to consolidated assets includes the following:
Non-current assets
Property, plant and equipment not allocated to a segment	11 098	7 280	6 741
Mining assets (a)	1 080	943	757
Undeveloped property (b)	7 384	4 004	3 989
Other non-mining assets	516	510	411
Assets under construction (c)	2 118	1 823	1 584
Intangible assets	33	48	365
Restricted cash and investments	6 121	5 555	5 232
Investments in associates	111	125	126
Deferred tax assets	189	203	272
Other non-current assets	332	374	332
Derivative financial assets	269	137	328
Current assets
Inventories	3 265	2 818	2 542
Restricted cash and investments	41	27	67
Trade and other receivables	2 395	1 682	1 652
Derivative financial assets	110	519	1 471
Cash and cash equivalents	2 867	2 448	2 819
Total	26 831	21 216	21 947

(a)    These balances relate to Wafi-Golpu assets and assets that provide services to several CGUs, such as Harmony One Plant.

(b)    Undeveloped properties comprise the Target North property, Eva Copper (refer to note 14) and Wafi-Golpu’s undeveloped properties.

(c)    Assets under construction consist of the Wafi-Golpu assets.